Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarter ended December 31, 2010

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

Currency of presentation and certain defined terms

In this Quarterly Report, references to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. References to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "" or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in U.S. dollars and are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

All references to "we", "us", "our", "Infosys" or the "Company" shall mean Infosys Technologies Limited, and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars effected are based on the fixing rate in the City of Mumbai on December 31, 2010 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India, or FEDAI, which was 44.71 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

TABLE OF CONTENTS

Part I - Financial Information
Item 1. Financial Statements

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Comprehensive Income
Unaudited Consolidated Statements of Changes in Equity
Unaudited Consolidated Statements of Cash Flows
Notes to the Unaudited Consolidated Interim Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Item 3. Quantitative and Qualitative Disclosures about Market Risk Item 4. Controls and Procedures
Part II - Other Information

Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Item 3. Defaults upon Senior Securities
Item 4. (Reserved)
Item 5. Other Information
Item 6. Exhibits

SIGNATURES EXHIBIT INDEX EXHIBIT 31.1 EXHIBIT 32.1 EXHIBIT 99.1

Part I – Financial Information

Item I. Financial Statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of
(Dollars in millions except share data)
	Note	December 31, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	2.1	$3,314	$2,698
Available-for-sale financial assets	2.2	3	561
Investment in certificates of deposit		238	265
Trade receivables		969	778
Unbilled revenue		219	187
Derivative financial instruments	2.7	10	21
Prepayments and other current assets	2.4	186	143
Total current assets		4,939	4,653
Non-current assets
Property, plant and equipment	2.5	1,057	989
Goodwill	2.6	184	183
Intangible assets	2.6	11	12
Available-for-sale financial assets	2.2	6	8
Deferred income tax assets	2.17	73	78
Income tax assets	2.17	164	148
Other non-current assets	2.4	124	77
Total non-current assets		1,619	1,495
Total assets		$6,558	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables		$6	$2
Current income tax liabilities	2.17	182	161
Client deposits		5	2
Unearned revenue		128	118
Employee benefit obligations	2.8	28	29
Provisions	2.9	18	18
Other current liabilities	2.10	424	380
Total current liabilities		791	710
Non-current liabilities
Deferred income tax liabilities	2.17	3	26
Employee benefit obligations	2.8	55	38
Other non-current liabilities	2.10	14	13
Total liabilities		863	787
Equity
Share capital-5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,296,093 and 570,991,592, net of 2,833,600 treasury shares each as of December 31, 2010 and March 31, 2010, respectively		64	64
Share premium		699	694
Retained earnings		4,892	4,611
Other components of equity		40	(8)
Total equity attributable to equity holders of the company		5,695	5,361
Total liabilities and equity		$6,558	$6,148
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	Note	Three months ended December 31,		Nine months ended December 31,
		2010	2009	2010	2009
Revenues		$1,585	$1,232	$4,439	$3,508
Cost of sales		906	700	2,561	2,005
Gross profit		679	532	1,878	1,503
Operating expenses:
Selling and marketing expenses		88	68	244	178
Administrative expenses		112	82	319	255
Total operating expenses		200	150	563	433
Operating profit		479	382	1,315	1,070
Other income, net	2.14	65	50	175	154
Profit before income taxes		544	432	1,490	1,224
Income tax expense	2.17	147	98	393	260
Net profit		$397	$334	$1,097	$964
Other comprehensive income
Fair value changes on available-for-sale financial assets, net of tax effect (Refer note 2.2 and 2.17)		–	–	(1)	–
Exchange differences on translating foreign operations		38	151	49	377
Total other comprehensive income		$38	$151	$48	$377

Total comprehensive income		$435	$485	$1,145	$1,341

Profit attributable to:
Owners of the company		$397	$334	$1,097	$964
Non-controlling interest		–	–	–	–
		$397	$334	$1,097	$964
Total comprehensive income attributable to:
Owners of the company		$435	$485	$1,145	$1,341
Non-controlling interest		–	–	–	–
		$435	$485	$1,145	$1,341

Earnings per equity share
Basic ($)		0.69	0.59	1.92	1.69
Diluted ($)		0.69	0.59	1.92	1.69
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		571,246,801	570,602,970	571,138,078	570,353,792
Diluted		571,380,888	571,183,310	571,358,432	571,039,216
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the nine months ended December 31, 2009
Shares issued on exercise of employee stock options	705,190	–	13	–	–	13
Treasury shares*	(2,833,600)	–	–	–	–	–
Reserves on consolidation of trusts	–	–	–	10	–	10
Dividends (including corporate dividend tax)	–	–	–	(330)	–	(330)
Net profit	–	–	–	964	–	964
Exchange differences on translating foreign operations	–	–	–	–	377	377
Balance as of December 31, 2009	570,701,633	$64	$685	$4,262	$(193)	$4,818
Balance as of April 1, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
Changes in equity for the nine months ended December 31, 2010
Shares issued on exercise of employee stock options	304,501	–	5	–	–	5
Dividends (including corporate dividend tax)	–	–	–	(816)	–	(816)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.17)	–	–	–	–	(1)	(1)
Net profit	–	–	–	1,097	–	1,097
Exchange differences on translating foreign operations	–	–	–	–	49	49
Balance as of December 31, 2010	571,296,093	$64	$699	$4,892	$40	$5,695
The accompanying notes form an integral part of the unaudited consolidated interim financial statements
*Effective fiscal 2010 treasury shares held by controlled trusts were consolidated

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Cash Flows
 (Dollars in millions)
		Nine months ended December 31,
	Note	2010	2009
Operating activities:
Net profit		$1,097	$964
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	140	149
Income on investments		(12)	(16)
Income tax expense	2.17	393	260
Other non cash item		1	–
Changes in working capital
Trade receivables		(183)	66
Prepayments and other assets		(40)	(33)
Unbilled revenue		(30)	(11)
Trade payables		4	(3)
Client Deposits		3	2
Unearned revenue		9	60
Other liabilities and provisions		66	(13)
Cash generated from operations		1,448	1,425
Income taxes paid	2.17	(406)	(290)
Net cash provided by operating activities		1,042	1,135
Investing activities:
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(211)	(105)
Payment for acquisition of business, net of cash acquired		–	(37)
Loans to employees		(3)	1
Non-current deposits placed with corporations		(35)	–
Income on investments		5	16
Investment in certificates of deposit		(184)	–
Redemption of certificates of deposit		219	–
Investment in available-for-sale financial assets		(385)	(1,774)
Redemption of available-for-sale financial assets		934	673
Net cash provided by/(used in) investing activities		340	(1,226)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		5	13
Payment of dividends		(699)	(282)
Payment of corporate dividend tax		(117)	(48)
Net cash used in financing activities		(811)	(317)
Effect of exchange rate changes on cash and cash equivalents		45	203
Net increase/(decrease) in cash and cash equivalents		571	(408)
Cash and cash equivalents at the beginning	2.1	2,698	2,167
Opening balance of cash and cash equivalents of controlled trusts		–	10
Cash and cash equivalents at the end	2.1	$3,314	$1,972
Supplementary information:
Restricted cash balance	2.1	$25	$15
The accompanying notes form an integral part of the unaudited consolidated interim financial statements

Notes to the Unaudited Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA (Infosys Brasil), and Infosys Public Services, Inc., (Infosys Public Services), is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the NASDAQ Global Select Market. The company’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on January 27, 2011.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements as at and for the three months and nine months ended December 31, 2010, have been prepared in compliance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2010. Accounting policies have been applied consistently to all periods presented in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid or recovered in connection with uncertain tax positions. Also refer to Note 2.17.

c . Business combinations and Intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income in the statement of comprehensive income. Assets/liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities have been offset wherever the company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys and Infosys BPO provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2014. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

2. Notes to the unaudited consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
 (Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Cash and bank deposits	$3,033	$2,351
Deposits with corporations	281	347
	$3,314	$2,698

Cash and cash equivalents as of December 31, 2010 and March 31, 2010 include restricted cash and bank balances of $25 million and $16 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company and in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
	(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Current accounts
ABN Amro Bank, China	$6	$7
ABN Amro Bank, China (U.S. dollar account)	4	3
Bank of America, USA	25	153
Bank of America, Mexico	2	4
Citibank N.A., Australia	14	6
Citibank N.A., Brazil	1	2
Citibank N.A., Czech Republic	1	–
Citibank N.A., Japan	2	1
Citibank N.A., India	–	1
Citibank N.A., New Zealand	1	–
Citibank N.A., Thailand	1	–
Deutsche Bank, Belgium	1	4
Deutsche Bank, France	1	–
Deutsche Bank, Germany	1	3
Deutsche Bank, India	4	3
Deutsche Bank, Netherlands	3	2
Deutsche Bank, Switzerland	1	2
Deutsche Bank, Thailand	–	1
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	–	1
Deutsche Bank, United Kingdom	18	7
Deutsche Bank-EEFC, India (Euro account)	2	1
Deutsche Bank-EEFC, India (U.S. dollar account)	2	2
Deutsche Bank-EEFC, India (Swiss Franc account)	1	–
HDFC Bank-Unclaimed dividend account	1	–
HSBC Bank, United Kingdom	2	1
ICICI Bank, India	5	30
ICICI Bank-EEFC, India (U.S. dollar account)	6	2
National Australia Bank Limited, Australia	1	5
National Australia Bank Limited, Australia (U.S. dollar account)	1	3
Royal Bank of Canada, Canada	4	4
Wachovia Bank, USA	–	2
	$111	$251
Deposit accounts
Andhra Bank, India	$85	$22
ABN Amro Bank, China	5	–
Allahabad Bank, India	61	33
Axis Bank, India	115	–
Bank of America, USA	5	–
Bank of America, Mexico	3	–
Bank of Baroda, India	245	67
Bank of India, India	268	196
Bank of Maharashtra, India	115	111
Barclays Bank, Plc. India	–	22
Canara Bank, India	245	214
Central Bank of India, India	30	22
Citibank N.A., Czech Republic	5	2
Citibank N.A.,(Euro account), Czech Republic	–	1
Citibank N.A.,(U.S. dollar account), Czech Republic	1	1
Corporation Bank, India	44	62
DBS Bank, India	–	11
Deutsche Bank, Poland	2	2
HSBC Bank, India	–	108
ICICI Bank, India	371	320
IDBI Bank, India	204	202
ING Vysya Bank, India	5	6
Indian Overseas Bank, India	116	31
Jammu and Kashmir Bank, India	2	2
Kotak Mahindra Bank, India	17	14
National Australia Bank Limited, Australia	95	69
Oriental Bank of Commerce, India	123	22
Punjab National Bank, India	331	221
State Bank of Hyderabad, India	3	52
State Bank of India, India	102	28
State Bank of Mysore, India	80	111
South Indian Bank, India	6	–
Syndicate Bank, India	122	106
Union Bank of India, India	114	21
Vijaya Bank, India	–	21
Yes Bank, India	2	–
	$2,922	$2,100
Deposits with corporations
HDFC Limited, India	$281	$346
Sundaram BNP Paribas Home Finance Limited, India	–	1
	$281	$347
Total	$3,314	$2,698

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:

	(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Current
Liquid mutual fund units:
Cost and fair value	$3	$561

Non Current
Unlisted equity securities:
Cost	–	–
Gross unrealised holding gains	6	8
Fair value	6	8

Total available-for-sale financial assets	$9	$569

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs. The resultant income of $11 million was included under other income for the fiscal year ended March 31, 2010. Additionally, the remaining 2,154,100 shares had a fair value of $8 million as at March 31, 2010.

As of December 31, 2010, these 2,154,100 shares were fair valued at $6 million and the resultant unrealized loss of $1 million, net of taxes of $1 million has been recognized in other comprehensive income. The fair value of $6 million has been derived based on an agreed upon exchange ratio between these unlisted equity securities held by the company and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair values of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

During the nine months ended December 31, 2010, the liability related to the contingent consideration increased by $1 million due to passage of time.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:
(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	2	–	2
Intangible assets-Customer contracts and relationships	–	10	10
Intangible assets-Computer software platform	–	3	3
	$3	$13	$16
Goodwill			30
Total purchase price			$46

Upto $21 million of goodwill is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was $4 million. The entire amount has been collected subsequently.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:
(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	$34
Liabilities settled in cash	3
Contingent consideration	9
Total	$46

The payment of the contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, in the event that McCamish signs a deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between $14 million and $20 million.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Current
Rental deposits	$9	$8
Security deposits with service providers	14	14
Loans to employees	26	23
Prepaid expenses (1)	9	9
Interest accrued and not due	5	2
Withholding taxes (1)	113	77
Advance payments to vendors for supply of goods (1)	5	4
Other assets	5	6
	$186	$143
Non-current
Loans to employees	$1	$1
Deposit with corporation	111	75
Prepaid gratuity and other benefits (1)	7	1
Prepaid expenses (1)	5	–
	$124	$77
	$310	$220
Financial assets in prepayments and other assets	$171	$129
(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2010:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2010	$92	$781	$301	$302	$183	$1	$77	$1,737
Additions	29	11	6	19	6	–	20	91
Deletions	–	–	(1)	(4)	(3)	–	–	(8)
Translation difference	1	4	3	3	2	–	–	13
Gross carrying value as of December 31, 2010	122	796	309	320	188	1	97	1,833
Accumulated depreciation as of October 1, 2010	–	(190)	(170)	(257)	(112)	–	–	(729)
Depreciation	–	(13)	(13)	(13)	(9)	–	–	(48)
Accumulated depreciation on deletions	–	–	1	4	3	–	–	8
Translation difference	–	(2)	(2)	(3)	–	–	–	(7)
Accumulated depreciation as of December 31, 2010	–	(205)	(184)	(269)	(118)	–	–	(776)
Carrying value as of October 1, 2010	92	591	131	45	71	1	77	1,008
Carrying value as of December 31, 2010	$122	$591	$125	$51	$70	$1	$97	$1,057

During fiscal 2010 certain assets which were old and not in use having gross book value of $82 million (carrying value nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2009:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2009	$68	$655	$277	$274	$176	$1	$87	$1,538
Additions	1	12	6	9	3	–	–	31
Acquistion through Business combination	–	–	–	1	–	–	–	1
Deletions	–	–	(1)	(3)	–	–	–	(4)
Translation difference	1	21	10	10	7	–	4	53
Gross carrying value as of December 31, 2009	70	688	292	291	186	1	91	1,619
Accumulated depreciation as of October 1, 2009	–	(132)	(136)	(226)	(98)	–	–	(592)
Depreciation	–	(12)	(15)	(14)	(9)	–	–	(50)
Accumulated depreciation on deletions	–	–	1	3	–	–	–	4
Translation difference	–	(5)	(3)	(8)	(4)	–	–	(20)
Accumulated depreciation as of December 31, 2009	–	(149)	(153)	(245)	(111)	–	–	(658)
Carrying value as of October 1, 2009	68	523	141	48	78	1	87	946
Carrying value as of December 31, 2009	$70	$539	$139	$46	$75	$1	$91	$961

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2010:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	$73	$735	$281	$279	$170	$1	$91	$1,630
Additions	48	57	26	43	21	–	6	201
Deletions	–	–	(1)	(6)	(5)	–	–	(12)
Translation difference	1	4	3	4	2	–	–	14
Gross Carrying value as of December 31, 2010	122	796	309	320	188	1	97	1,833
Accumulated depreciation as of April 1, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Depreciation	–	(38)	(39)	(38)	(24)	–	–	(139)
Accumulated depreciation on deletions	–	–	1	6	5	–	–	12
Translation difference	–	(1)	(2)	(4)	(1)	–	–	(8)
Accumulated depreciation as of December 31, 2010	–	(205)	(184)	(269)	(118)	–	–	(776)
Carrying value as of April 1, 2010	73	569	137	46	72	1	91	989
Carrying value as of December 31, 2010	$122	$591	$125	$51	$70	$1	$97	$1,057

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2009:
(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	$56	$574	$233	$243	$153	$1	$134	$1,394
Additions	9	61	37	30	18	–	(53)	102
Acquistion through Business combination	–	–	–	1	–	–	–	1
Deletions	–	–	(1)	(6)	–	–	–	(7)
Translation difference	5	53	23	23	15	–	10	129
Gross carrying value as of December 31, 2009	70	688	292	291	186	1	91	1,619
Accumulated depreciation as of April 1, 2009	–	(106)	(103)	(189)	(76)	–	–	(474)
Depreciation	–	(33)	(41)	(43)	(26)	–	–	(143)
Accumulated depreciation on deletions	–	–	1	6	–	–	–	7
Translation difference	–	(10)	(10)	(19)	(9)	–	–	(48)
Accumulated depreciation as of December 31, 2009	–	(149)	(153)	(245)	(111)	–	–	(658)
Carrying value as of April 1, 2009	56	468	130	54	77	1	134	920
Carrying value as of December 31, 2009	$70	$539	$139	$46	$75	$1	$91	$961

The depreciation expense for the three months and nine months ended December 31, 2010 and December 31, 2009 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $32 million and $33 million as of December 31, 2010 and March 31, 2010, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase.

The contractual commitments for capital expenditure were $116 million and $67 million as of December 31, 2010 and March 31, 2010, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Carrying value at the beginning	$183	$135
Goodwill recognized on acquisition (Refer Note 2.3)	–	30
Translation differences	1	18
Carrying value at the end	$184	$183

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(Dollars in millions)
Segment	As of
	December 31, 2010	March 31, 2010
Financial services	$89	$89
Manufacturing	21	21
Telecom	3	3
Retail	51	50
Others	20	20
Total	$184	$183

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the ‘Financial Services’ segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2010, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Gross carrying value at the beginning	$24	$11
Customer contracts and relationships (Refer Note 2.3)	–	10
Computer software platform (Refer Note 2.3)	–	3
Translation differences	–	–
Gross carrying value at the end	$24	$24

Accumulated amortization at the beginning	$12	$4
Amortization expense	1	8
Accumulated amortization at the end	$13	$12
Net carrying value	$11	$12

The intangible customer contracts recognized at the time of Philips acquisition are being amortized over a period of seven years, being management's estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. However, during fiscal 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of December 31, 2010, the customer contracts have a remaining amortization period of approximately four years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of the useful life of the respective assets, based on the life over which economic benefits are expected to be realized. As of December 31, 2010, the customer contracts and relationships have a remaining amortization period of approximately eight years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of the useful life of the respective asset, based on the life over which economic benefits were expected to be realized, was fully amortized in fiscal 2010.

The aggregate amortization expense included in cost of sales, for the three months and nine months ended December 31, 2010 was nil and $1 million, respectively. The aggregate amortization expense included in cost of sales for the three months and nine months ended December 31, 2009 was $5 million and $6 million, respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the three months and nine months ended December 31, 2010 was $30 million and $86 million respectively as compared to $25 million and $67 million for the three months and nine months ended December 31, 2009.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2010 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$3,314	–	–	–	$3,314
Available-for-sale financial assets (Refer Note 2.2)	–	–	9	–	9
Investment in certificates of deposit	238	–	–	–	238
Trade receivables	969	–	–	–	969
Unbilled revenue	219	–	–	–	219
Derivative financial instruments	–	10	–	–	10
Prepayments and other assets (Refer Note 2.4)	171	–	–	–	171
Total	$4,911	$10	$9	–	$4,930
Liabilities:
Trade payables	–	–	–	$6	$6
Client deposits	–	–	–	5	5
Employee benefit obligations (Refer Note 2.8)	–	–	–	83	83
Other liabilities (Refer Note 2.10)	–	–	–	333	333
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	10	10
Total	–	–	–	$437	$437

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows:
(Dollars in millions)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	$2,698	–	–	–	$2,698
Available-for-sale financial assets (Refer Note 2.2)	–	–	569	–	569
Investment in certificates of deposit	265	–	–	–	265
Trade receivables	778	–	–	–	778
Unbilled revenue	187	–	–	–	187
Derivative financial instruments	–	21	–	–	21
Prepayments and other assets (Refer Note 2.4)	129	–	–	–	129
Total	$4,057	$21	$569	–	$4,647
Liabilities:
Trade payables	–	–	–	$2	$2
Client deposits	–	–	–	2	2
Employee benefit obligations (Refer Note 2.8)	–	–	–	67	67
Other liabilities (Refer Note 2.10)	–	–	–	322	322
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	9	9
Total	–	–	–	$402	$402

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:
(Dollars in millions)
	As of December 31, 2010	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$3	$3	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$6	–	$6	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$10	–	$10	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:
(Dollars in millions)
	As of March 31, 2010	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	$561	$561	–	–
Available- for- sale financial asset- Investments in unlisted equity securities (Refer Note 2.2)	$8	–	$8	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	$21	–	$21	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
    (Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Interest income on deposits and certificates of deposit (Refer Note 2.14)	$61	$34	$168	$121
Income from available-for-sale financial assets (Refer Note 2.14)	–	9	5	16
	$61	$43	$173	$137

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:
(In millions)
	As of
	December 31, 2010	March 31, 2010
Forward contracts
In U.S. dollars	487	267
In Euro	21	22
In United Kingdom Pound Sterling	9	11
In Australian dollars	10	3
Option contracts
In U.S. dollars	45	200

The company recognized a gain on derivative financial instruments of $11 million and $5 million for the three months and nine months ended December 31, 2010, respectively, and a net gain on derivative financial instruments of $22 million and $41 million during the three months and nine months ended December 31, 2009, respectively, which are included under other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Not later than one month	$90	$62
Later than one month and not later than three months	249	184
Later than three months and not later than one year	245	268
	$584	$514

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Aggregate amount of outstanding forward and option contracts	$584	$514
Gains / (losses) on outstanding forward and option contracts	$10	$21

The outstanding foreign exchange forward and option contracts as of December 31, 2010 and March 31, 2010, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of December 31, 2010:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$46	$10	$19	$96	$32	$203
Trade receivables	652	83	93	61	49	938
Unbilled revenue	134	25	21	10	13	203
Other assets	175	2	4	–	14	195
Trade payables	–	–	–	–	(3)	(3)
Client deposits	(4)	–	–	–	–	(4)
Accrued expenses	(47)	(3)	2	–	(8)	(56)
Accrued compensation to employees	(27)	–	(5)	–	(9)	(41)
Other liabilities	(353)	(37)	(10)	(1)	(15)	(416)
Net assets / (liabilities)	$576	$80	$124	$166	$73	$1,019

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010:
(Dollars in millions)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	$170	$10	$7	$70	$27	$284
Trade receivables	545	57	82	45	39	768
Unbilled revenue	126	16	25	7	9	183
Other assets	107	3	2	–	10	122
Trade payables	–	–	–	–	(2)	(2)
Client deposits	(2)	–	–	–	–	(2)
Accrued expenses	(57)	(3)	–	–	(6)	(66)
Accrued compensation to employees	(33)	–	–	–	(11)	(44)
Other liabilities	(251)	(31)	(12)	–	(8)	(302)
Net assets / (liabilities)	$605	$52	$104	$122	$58	$941

For the three months ended December 31, 2010 and December 31, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.4% and 0.3%, respectively.

For the nine months ended December 31, 2010 and December 31, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar, has affected the company's operating margins by approximately 0.4% and 0.5%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $969 million and $778 million as of December 31, 2010 and March 31, 2010, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
	(in %)
	Three months ended December 31,		Nine months ended December31,
	2010	2009	2010	2009
Revenue from top customer	4.6	4.7	4.7	4.6
Revenue from top five customers	15.4	17.6	15.4	16.7

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity instruments. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, $686 million and $544 million as of December 31, 2010 and March 31, 2010, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of $1 million and nil as of December 31, 2010 and March 31, 2010, respectively.

The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $24 million and $23 million as of December 31, 2010 and March 31, 2010, respectively, that are past due, is given below:
(Dollars in millions)
	As of
Period (in days)	December 31, 2010	March 31, 2010
Less than 30	$185	$178
31 – 60	$50	$34
61 – 90	$27	$10
More than 90	$20	$12

The allowance for impairment of trade receivables for the three months ended December 31, 2010 and December 31, 2009 was nil and a credit of $5 million, respectively.

The allowance for impairment of trade receivables for the nine months ended December 31, 2010 and December 31, 2009 was $6 million and $5 million, respectively.

The movement in the allowance for impairment of trade receivables is as follows:
(Dollars in millions)
	Nine months ended December 31,	Year ended March 31,
	2010	2010
Balance at the beginning	$23	$21
Translation differences	(1)	3
Impairment loss recognized	6	–
Trade receivables written off	(3)	(1)
Balance at the end	$25	$23

Liquidity risk

As of December 31, 2010, the company had a working capital of $4,148 million including cash and cash equivalents of $3,314 million, available-for-sale financial assets of $3 million and investments in certificates of deposit of $238 million. As of March 31, 2010, the company had a working capital of $3,943 million including cash and cash equivalents of $2,698 million, available-for-sale financial assets of $561 million and investments in certificates of deposit of $265 million.

As of December 31, 2010 and March 31, 2010, the outstanding employee benefit obligations were $83 million and $67 million, respectively, which have been fully funded. Further, as of December 31, 2010 and March 31, 2010, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2010:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$6	–	–	–	$6
Client deposits	$5	–	–	–	$5
Other liabilities (Refer Note 2.10)	$328	$5	–	–	$333
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	$1	$2	$7	$5	$15

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010:
(Dollars in millions)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	$2	–	–	–	$2
Client deposits	$2	–	–	–	$2
Other liabilities (Refer Note 2.10)	$318	–	$4	–	$322
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	–	$2	$6	$7	$15

As of December 31, 2010 and March 31, 2010, the company had outstanding financial guarantees of $4 million each towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of December 31, 2010 and March 31, 2010.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Current
Compensated absence	$28	$29
	$28	$29
Non-current
Compensated absence	$55	$38
	$55	$38
	$83	$67

2.9 Provisions

Provisions comprise the following:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Provision for post sales client support	$18	$18

Provision for post sales client support represent cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(Dollars in millions)
	Nine months ended December 31,	Year ended March 31,
	2010	2010
Balance at the beginning	$18	$18
Translation differences	1	–
Provision recognized/(reversed)	(1)	–
Provision utilized	–	–
Balance at the end	$18	$18

Provision for post sales client support for the three months and nine months ended December 31, 2010 and December 31, 2009 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Current
Accrued compensation to employees	$139	$148
Accrued expenses	155	135
Withholding taxes payable (1)	90	56
Retainage	6	16
Unamortized negative past service cost (Refer Note 2.12.1) (1)	5	6
Liabilities of controlled trusts	26	16
Liability towards acquisition of business (Refer Note 2.3)	1	–
Others	2	3
	$424	$380
Non-current
Liability towards acquisition of business (Refer Note 2.3)	$9	$9
Incentive accruals	5	4
	$14	$13
	$438	$393
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	$333	$322
Financial liability towards acquisition of business on a discounted basis (Refer Note 2.3)	$10	$9
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	$15	$15
(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11 Expenses by nature
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Employee benefit costs (Refer Note 2.12.4)	$857	$649	$2,391	$1,856
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	48	55	140	149
Travelling costs	45	42	157	106
Consultancy and professional charges	21	14	53	42
Rates and taxes	3	–	7	–
Cost of software packages	19	24	57	58
Third party items bought for service delivery to clients	10	–	17	3
Communication costs	13	11	39	35
Cost of technical sub-contractors	35	17	100	49
Consumables	1	–	4	–
Power and fuel	9	8	28	23
Repairs and maintenance	20	13	55	41
Commission	1	2	2	4
Branding and marketing expenses	5	3	15	11
Provision for post-sales client support (Refer Note 2.9)	–	(5)	(1)	(2)
Allowance for impairment of trade receivables (Refer Note 2.7)	–	(5)	6	5
Operating lease payments (Refer Note 2.15)	8	7	23	20
Postage and courier	1	–	2	–
Printing and stationery	1	–	2	–
Insurance charges	2	–	6	–
Others	7	15	21	38
Total cost of sales, selling and marketing expenses and administrative expenses	$1,106	$850	$3,124	$2,438

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as of December 31, 2010, March 31, 2010, March 31, 2009 and March 31, 2008:

(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010	March 31, 2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	$72	$52	$56	$51
Service cost	30	17	11	14
Interest cost	2	4	3	4
Actuarial losses/(gains)	3	(1)	–	(2)
Benefits paid	(11)	(8)	(5)	(6)
Plan amendments	–	–	–	(9)
Translation differences	1	8	(13)	4
Benefit obligations at the end	$97	$72	$52	$56
Change in plan assets
Fair value of plan assets at the beginning	$73	$52	$59	$51
Expected return on plan assets	6	5	4	4
Actuarial (losses)/gains	–	–	–	1
Employer contributions	35	14	7	4
Benefits paid	(11)	(8)	(5)	(6)
Translation differences	1	10	(13)	5
Fair value of plan assets at the end	$104	$73	$52	$59
Funded status	$7	$1	–	$3
Prepaid benefit	$7	$1	–	$3

Net gratuity cost for the three months and nine months ended December 31, 2010 and December 31, 2009 comprises the following components:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31
	2010	2009	2010	2009
Service cost	$13	$4	$30	$13
Interest cost	1	1	2	3
Expected return on plan assets	(3)	(1)	(6)	(4)
Actuarial gains	–	(1)	3	(1)
Plan amendments	(1)	(1)	(1)	(1)
Net gratuity cost	$10	$2	$28	$10

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Cost of sales	$9	$2	$25	$9
Selling and marketing expenses	1	–	2	1
Administrative expenses	–	–	1	–
	$10	$2	$28	$10

The company generally undertakes a compensation review in April every year. Due to an uncertain business environment, there was no salary increases provided in April 2009 pursuant to a compensation review. In October 2009, a nominal salary increase was provided to the employees. In fiscal year 2011, in connection with a compensation review, significant salary increases were provided to employees effective April 2010 and subsequently, approximately 12,000 employees were promoted effective October 2010. As a result of the foregoing salary increases and promotions, there was a substantial increase in the base salary of the employees, which impacted the gratuity cost significantly from the quarter ended September 30, 2010 onward.

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to $9 million, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of $5 million and $6 million as of December 31, 2010 and March 31, 2010, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2010, March 31, 2010, March 31, 2009 and March 31, 2008 are set out below:

	As of
	December 31, 2010	March 31, 2010	March 31, 2009	March 31, 2008
Discount rate	7.9%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2010 and December 31, 2009 are set out below:

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Discount rate	7.8%	7.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.4%	9.0%	9.4%	9.0%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of December 31, 2010 and March 31, 2010, the plan assets have been primarily invested in government securities.

Actual return on assets for the three months ended December 31, 2010 and December 31, 2009 was $3 million and $1 million respectively, and actual return on assets for the nine months ended December 31, 2010 and December 31, 2009 was $6 million and $4 million respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and nine months ended December 31, 2010 and December 31, 2009 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The company expects to contribute $5 million to the gratuity trusts during the remainder of fiscal 2011.

2.12.2 Superannuation

The company contributed $6 million and $5 million to the superannuation plan during the three months ended December 31, 2010 and December 31, 2009, respectively, and contributed $17 million and $14 million to the superannuation plan during the nine months ended December 31, 2010 and December 31, 2009, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
			(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Cost of sales	$5	$5	$15	$13
Selling and marketing expenses	–	–	1	1
Administrative expenses	1	–	1	–
	$6	$5	$17	$14

2.12.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company’s actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the company is unable to exhibit the related information.

The company contributed $11 million and $9 million to the provident fund during the three months ended December 31, 2010 and December 31, 2009, respectively, and contributed $32 million and $26 million to the provident fund during the nine months ended December 31, 2010 and December 31, 2009, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Cost of sales	$10	$8	$28	$23
Selling and marketing expenses	1	1	3	2
Administrative expenses	–	–	1	1
	$11	$9	$32	$26

2.12.4 Employee benefit costs include:
	(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Salaries and bonus	$830	$633	$2,314	$1,806
Defined contribution plans	7	6	20	17
Defined benefit plans	20	10	57	33
	$857	$649	$2,391	$1,856

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

	(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Cost of sales	$747	$567	$2,085	$1,633
Selling and marketing expenses	72	52	197	140
Administrative expenses	38	30	109	83
	$857	$649	$2,391	$1,856

2.13 Equity

Share capital and share premium

The company has only one class of shares referred to as equity shares having a par value of $0.16. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trusts, each as of December 31, 2010 and March 31, 2010.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2010, the company had only one class of equity shares and had no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2010 and December 31, 2009 was $1.22 and $0.48, respectively.

2.13.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount that would be distributed to the shareholders in the event of liquidation of the company would be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.14 Other income

Other income consists of the following:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Interest income on deposits and certificates of deposit	$61	$34	$168	$121
Exchange gains/ (losses) on forward and options contracts	11	22	5	41
Exchange gains/ (losses) on translation of other assets and liabilities	(8)	(18)	(5)	(28)
Income from available-for-sale financial assets/ investments	–	9	5	16
Others	1	3	2	4
	$65	$50	$175	$154

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was $8 million and $7 million for the three months ended December 31, 2010 and December 31, 2009 and $23 million and $20 million for the nine months ended December 31, 2010 and December 31, 2009, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Within one year of the balance sheet date	$24	$19
Due in a period between one year and five years	$57	$55
Due after five years	$16	$14

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.16 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In fiscal 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the nine months ended December 31, 2010 and December 31, 2009 are set out below.

	Nine months ended December 31, 2010		Nine months ended December 31, 2009
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	242,264	$14	916,759	$18
Forfeited and expired	(3,519)	$16	(57,889)	$33
Exercised	(179,475)	$13	(441,058)	$17
Outstanding at the end	59,270	$15	417,812	$16
Exercisable at the end	59,270	$15	417,812	$16
1999 Plan:
Outstanding at the beginning	204,464	$19	925,806	$25
Forfeited and expired	(17,182)	$22	(306,433)	$42
Exercised	(125,026)	$19	(264,132)	$15
Outstanding at the end	62,256	$20	355,241	$22
Exercisable at the end	53,768	$15	312,658	$18

The weighted average share price of options exercised under the 1998 Plan during the nine months ended December 31, 2010 and December 31, 2009 were $64.62 and $43.91, respectively. The weighted average share price of options exercised under the 1999 Plan during the nine months ended December 31, 2010 and December 31, 2009 were $63.22 and $42.75, respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is $1 million each.

The following table summarizes information about share options outstanding and exercisable as of December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	32,880	0.89	$13	32,880	0.89	$13
16-30	26,390	0.82	$17	26,390	0.82	$17
	59,270	0.86	$15	59,270	0.86	$15
1999 Plan:
5-15	46,295	0.80	$10	46,295	0.80	$10
16-53	15,961	1.96	$47	7,473	1.96	$47
	62,256	1.10	$20	53,768	0.96	$15

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
4-15	173,404	0.94	$12	173,404	0.94	$12
16-30	68,860	1.26	$17	68,860	1.26	$17
	242,264	1.03	$14	242,264	1.03	$14
1999 Plan:
5-15	152,171	0.91	$10	152,171	0.91	$10
16-53	52,293	1.44	$47	32,588	1.20	$47
	204,464	1.05	$19	184,759	0.97	$16

The share-based compensation recorded for the three months and nine months ended December 31, 2010 was nil and the share-based compensation recorded for the three months and nine months ended December 31, 2009 was less than $1 million.

2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Current taxes
Domestic taxes	$124	$106	$321	$246
Foreign taxes	24	15	88	53
	148	121	409	299
Deferred taxes
Domestic taxes	(6)	(18)	(15)	(35)
Foreign taxes	5	(5)	(1)	(4)
	(1)	(23)	(16)	(39)
Income tax expense	$147	$98	$393	$260

All of the deferred income tax for the three months and nine months ended December 31, 2010 and December 31, 2009 relates to origination and reversal of temporary differences.

For the three months and nine months ended December 31, 2010, a reversal of deferred tax liability of $1 million relating to an available-for-sale financial asset has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
	(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Profit before income taxes	$544	$432	$1,490	$1,224
Enacted tax rates in India	33.22%	33.99%	33.22%	33.99%
Computed expected tax expense	$181	$147	$495	$416
Tax effect due to non-taxable income for Indian tax purposes	(30)	(56)	(137)	(180)
Overseas taxes, net	26	29	65	84
Tax reversals, net	(26)	(16)	(29)	(36)
Effect of exempt income	(1)	1	(2)	(7)
Interest and penalties	–	1	–	3
Effect of unrecognized deferred tax assets	2	(2)	3	–
Effect of differential foreign tax rates	(1)	–	(1)	–
Effect of non-deductible expenses	–	5	2	6
Others	(4)	(11)	(3)	(26)
Income tax expense	$147	$98	$393	$260

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. Most of the company’s STP units have already completed the tax holiday period except for one STP unit, for which the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2010, Infosys' U.S. branch net assets amounted to $555 million. As of December 31, 2010, the company has provided for branch profit tax of $51 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to $286 million and $208 million as of December 31, 2010 and March 31, 2010, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2010 and December 31, 2009 is as follows:
(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Net current income tax asset/ (liability) at the beginning	$(58)	$(78)	$(13)	$(61)
Translation differences	(1)	(1)	(2)	(4)
Income tax paid	189	126	406	290
Income tax expense (Refer Note 2.17)	(148)	(121)	(409)	(299)
Net current income tax asset/ (liability) at the end	$(18)	$(74)	$(18)	$(74)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(Dollars in millions)
	As of
	December 31, 2010	March 31, 2010
Deferred income tax assets
Property, plant and equipment	$55	$48
Minimum alternate tax credit carry-forwards	11	9
Computer software	6	6
Trade receivables	7	6
Compensated absences	20	11
Accumulated subsidiary losses	10	19
Accrued compensation to employees	6	–
Others	7	7
Total deferred income tax assets	122	106
Deferred income tax liabilities
Temporary difference related to branch profits	(51)	(52)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(52)	(54)
Total deferred income tax assets	$70	$52

Deferred income tax assets to be recovered after 12 months	$83	$82
Deferred income tax liability to be settled after 12 months	(24)	(39)
Deferred income tax assets to be recovered within 12 months	39	24
Deferred income tax liability to be settled within 12 months	(28)	(15)
	$70	$52

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2010 and December 31, 2009 is as follows:
	(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Net deferred income tax asset at the beginning	$68	$101	$52	$81
Translation differences	–	4	1	8
Credits relating to temporary differences (Refer Note 2.17)	1	23	16	39
Temporary difference on available-for-sale financial asset	1	–	1	–
Net deferred income tax asset at the end	$70	$128	$70	$128

The credits relating to temporary differences during the three months and nine months ended December 31, 2010 and December 31, 2009 are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) had been extended to income in respect of which a deduction could be claimed under section 10A of the Income Tax Act. Consequent to the enacted changes Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of $11 and $9 million has been recognized on the balance sheet of the company as of December 31, 2010 and March 31, 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Basic earnings per equity share - weighted average number of equity shares outstanding	571,246,801	570,602,970	571,138,078	570,353,792
Effect of dilutive common equivalent shares - share options outstanding	134,087	580,340	220,354	685,424
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,380,888	571,183,310	571,358,432	571,039,216

Options to purchase 109,130 equity shares under the 1999 Plan during the nine months ended December 31, 2009, were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

For the three months and nine months ended December 31, 2010, and for the three months ended December 31, 2009 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	December 31, 2010	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (1)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (1)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (1)	Thailand	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited(2)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
McCamish Systems LLC(1) (Refer Note 2.3)	U.S.A	99.98%	99.98%

(1) Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.

(2) Infosys Consulting India Limited is a wholly owned subsidiary of Infosys Consulting.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
	(Dollars in millions)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Salaries and other employee benefits	$2	$1	$6	$5

2.20 Segment reporting

IFRS 8, Operating Segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments
(Dollars in millions)
Three months ended December 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$574	$310	$198	$230	$273	$1,585
Identifiable operating expenses	237	131	73	93	122	656
Allocated expenses	146	79	50	58	68	401
Segment profit	191	100	75	79	83	528
Unallocable expenses						49
Operating profit						479
Other income, net						65
Profit before income taxes						544
Income tax expense						147
Net profit						$397
Depreciation and amortization						$48
Non-cash expenses other than depreciation and amortization						$1

(Dollars in millions)
Three months ended December 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$425	$237	$200	$161	$209	$1,232
Identifiable operating expenses	165	106	67	68	86	492
Allocated expenses	104	58	50	40	51	303
Segment profit	156	73	83	53	72	437
Unallocable expenses						55
Operating profit						382
Other income, net						50
Profit before income taxes						432
Income tax expense						98
Net profit						$334
Depreciation and amortization						$55
Non-cash expenses other than depreciation and amortization						–

 (Dollars in millions)
Nine months ended December 31, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,594	$858	$589	$624	$774	$4,439
Identifiable operating expenses	664	369	237	267	338	1,875
Allocated expenses	398	215	147	156	192	1,108
Segment profit	532	274	205	201	244	1,456
Unallocable expenses						141
Operating profit						1,315
Other income, net						175
Profit before income taxes						1,490
Income tax expense						393
Net profit						$1,097
Depreciation and amortization						$140
Non-cash expenses other than depreciation and amortization						$1

(Dollars in millions)
Nine months ended December 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$1,182	$690	$575	$472	$589	$3,508
Identifiable operating expenses	470	308	198	192	232	1,400
Allocated expenses	299	175	146	120	149	889
Segment profit	413	207	231	160	208	1,219
Unallocable expenses						149
Operating profit						1,070
Other income, net						154
Profit before income taxes						1,224
Income tax expense						260
Net profit						$964
Depreciation and amortization						$149
Non-cash expenses other than depreciation and amortization						–

2.20.2 Geographic segments

(Dollars in millions)
Three months ended December 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$1,025	$346	$34	$180	$1,585
Identifiable operating expenses	432	140	16	68	656
Allocated expenses	260	88	8	45	401
Segment profit	333	118	10	67	528
Unallocable expenses					49
Operating profit					479
Other income, net					65
Profit before income taxes					544
Income tax expense					147
Net profit					$397
Depreciation and amortization					$48
Non-cash expenses other than depreciation and amortization					$1

(Dollars in millions)
Three months ended December 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$820	$269	$15	$128	$1,232
Identifiable operating expenses	328	112	4	48	492
Allocated expenses	201	66	4	32	303
Segment profit	291	91	7	48	437
Unallocable expenses					55
Operating profit					382
Other income, net					50
Profit before income taxes					432
Income tax expense					98
Net profit					$334
Depreciation and amortization					$55
Non-cash expenses other than depreciation and amortization					–

 (Dollars in millions)
Nine months ended December 31, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$2,923	$948	$89	$479	$4,439
Identifiable operating expenses	1,251	393	40	191	1,875
Allocated expenses	730	237	22	119	1,108
Segment profit	942	318	27	169	1,456
Unallocable expenses					141
Operating profit					1,315
Other income, net					175
Profit before income taxes					1,490
Income tax expense					393
Net profit					$1,097
Depreciation and amortization					$140
Non-cash expenses other than depreciation and amortization					$1

(Dollars in millions)
Nine months ended December 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$2,306	$814	$39	$349	$3,508
Identifiable operating expenses	921	329	12	138	1,400
Allocated expenses	584	206	10	89	889
Segment profit	801	279	17	122	1,219
Unallocable expenses					149
Operating profit					1,070
Other income, net					154
Profit before income taxes					1,224
Income tax expense					260
Net profit					$964
Depreciation and amortization					$149
Non-cash expenses other than depreciation and amortization					–

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2010 and December 31, 2009.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.22 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $150 million including interest of $40 million, upon completion of their tax review for fiscal 2005, 2006 and 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals), Bangalore. The company is in the process of appealing against the demand for fiscal 2007.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In addition to historical information, this discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this discussion, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'project,' 'seek,' 'should,' 'will' and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We are a leading global technology services company that provides comprehensive end-to-end business solutions that leverage technology for our clients, including technical consulting, design, development, product engineering, maintenance, systems integration, package evaluation and implementation, validation and infrastructure management services. We also provide software products to the banking industry. Through Infosys BPO, we provide business process management services such as offsite customer relationship management, finance and accounting, and administration and sales order processing. Our clients rely on our solutions to enhance their business performance.

Our professionals deliver high quality solutions by leveraging our Global Delivery Model through which we divide projects into components that we execute simultaneously at client sites and at our development centers in India and around the world. We seek to optimize our cost structure by maintaining the flexibility to execute project components where it is most cost effective. Our Global Delivery Model also allows us to provide clients with high quality solutions in reduced time-frames enabling them to achieve operational efficiencies. Our sales, marketing and business development teams are organized to focus on specific geographies and industries and this helps us to customize our service offerings to our client's needs. Our primary geographic markets are North America, Europe and the Asia Pacific region. We serve clients in financial services, manufacturing, telecommunications, retail, utilities, logistics and other industries.

There is an increasing need for highly skilled technology professionals in the markets in which we operate and in the industries to which we provide services. At the same time, companies are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of companies on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. We believe that because the effective use of offshore technology services may offer lower total costs of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling, companies are increasingly turning to offshore technology service providers. India, in particular, has become a premier destination for offshore technology services. The key factors contributing to the growth of IT and IT enabled services in India include high quality delivery, significant cost benefits and the availability of skilled IT professionals. Our proven Global Delivery Model, our comprehensive end to end solutions, our commitment to superior quality and process execution, our long standing client relationships and our ability to scale make us one of the leading offshore technology service providers in India.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Quarterly Report.

We were founded in 1981 and are headquartered in Bangalore, India. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. We completed three sponsored secondary ADS offerings in the United States in August 2003, June 2005 and November 2006. We did not receive any of the proceeds from any of our sponsored secondary offerings.

During fiscal 2010, we incorporated two wholly-owned subsidiaries, Infosys Tecnologia DO Brasil LTDA and Infosys Public Services, Inc., and, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited.

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into a Membership Interest Purchase Agreement for a cash consideration of $37 million and contingent consideration of up to $20 million. The fair value of the contingent consideration on the date of acquisition was $9 million.

At our Annual General Meeting held on June 12, 2010, our shareholders approved a final dividend of $0.33 per equity share, which in the aggregate resulted in a cash outflow of $215 million, inclusive of corporate dividend tax of $31 million.

Our Board of Directors, at their meeting held on October 15, 2010 approved payment of an interim dividend of approximately $0.22 per equity share and a 30th year special dividend of approximately $0.67 per equity share. The dividend payment resulted in a cash outflow of approximately $601 million, including corporate dividend tax of $86 million, and was paid to holders of our equity shares and ADSs in October 2010.

As of December 31, 2010 we had approximately 127,800 employees as compared to approximately 113,800 employees as of March 31, 2010.

The following table sets forth our revenues, net profit and earnings per equity share for the nine months ended December 31, 2010 and fiscal 2010:
(Dollars in millions except share data)
	Nine months ended December 31, 2010	Fiscal 2010
Revenues	$4,439	$4,804
Net profit	$1,097	$1,313
Earnings per equity share (Basic)	$1.92	$2.30
Earnings per equity share (Diluted)	$1.92	$2.30

We added 105 new customers during the nine months ended December 31, 2010 as compared to 141 new customers during fiscal 2010. For the nine months ended December 31, 2010 and fiscal 2010, 98.4% and 97.3%, respectively, of our revenues came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year.

Revenues

Our revenues are generated principally from technology services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage-of-completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis can be terminated by clients with or without cause, without penalties and with short notice periods of between 0 and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Most of our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client's ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed-timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.8% and 4.2% of our total revenues for the nine months ended December 31, 2010 and fiscal 2010, respectively.

We experience from time to time, pricing pressure from our clients. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price, fixed-time frame arrangements or reduced rates. We attempt to use fixed-price arrangements for engagements where the specifications are complete, so individual rates are not negotiated.

Cost of Sales

Cost of sales represented 57.7% and 57.2% of total revenues for the nine months ended December 31, 2010 and fiscal 2010, respectively. Our cost of sales primarily consists of salary and other compensation expenses, depreciation, amortization of intangible assets, overseas travel expenses, cost of software purchased for internal use, cost of technical subcontractors, rent and data communication expenses. We depreciate our personal computers, mainframe computers and servers over two to five years and amortize intangible assets over their estimated useful life. Third party items bought for service delivery to clients is expensed on acceptence of delivery by the client. For the nine months ended December 31, 2010 and fiscal 2010, the share-based compensation expense included in cost of sales was nil and less than $1 million, respectively. Amortization expense for the nine months ended December 31, 2010 and fiscal 2010 included under cost of sales was $1 million and $8 million, respectively.

We typically assume full project management responsibility for each project that we undertake. Approximately 74.2% and 75.8% of the total billed person-months for our services during the nine months ended December 31, 2010 and fiscal 2010, respectively, were performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or at a global development center located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of sales and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter- to- quarter based in part on the proportion of work performed outside India. We intend to hire more local employees in many of the overseas markets in which we operate, which could decrease our gross profits due to increased wage and hiring costs. Additionally, any increase in work performed at client sites or global development centers located outside India may decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own technology development needs, and we generally do not perform subcontracted work for other technology service providers. For the nine months ended December 31, 2010 and fiscal 2010, approximately 3.9% and 2.9%, respectively, of our cost of sales was attributable to cost of technical subcontractors. We do not anticipate that our subcontracting needs will increase significantly as we continue to expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months, excluding administrative and support personnel. We manage utilization by monitoring project requirements and timetables. The number of software professionals that we assign to a project will vary according to the size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower utilization of technology professionals, resulting in a higher than expected number of unassigned technology professionals. In addition, we do not utilize our technology professionals when they are enrolled in training programs, particularly during our 20-29 week training course for new employees.

Selling and Marketing Expenses

Selling and marketing expenses represented 5.5% and 5.2% of total revenues for the nine months ended December 31, 2010 and fiscal 2010, respectively. Our selling and marketing expenses primarily consist of expenses relating to salaries and other compensation expenses of sales and marketing personnel, travel expenses, brand building, commission charges, rental for sales and marketing offices and telecommunications. For the nine months ended December 31, 2010 and fiscal 2010, share-based compensation included in selling and marketing expenses was Nil and less than $1 million, respectively. We may increase our selling and marketing expenses as we seek to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients.

Administrative Expenses

Administrative expenses represented 7.2% and 7.2% of total revenues for the nine months ended December 31, 2010 and fiscal 2010, respectively. Our administrative expenses primarily consist of expenses relating to salaries and other compensation expenses of senior management and other support personnel, travel expenses, legal and other professional fees, telecommunications, office maintenance, power and fuel charges, insurance, other miscellaneous administrative costs and provisions for doubtful accounts receivable. The factors which affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health of our clients and of the economic environment in which they operate. For the nine months ended December 31, 2010 and fiscal 2010 share-based compensation included in administrative expenses was nil and less than $1 million, respectively.

Other Income

Other income includes interest income, income from certificates of deposit, income from available-for-sale financial assets, foreign currency exchange gains / (losses) on translation of other assets and liabilities, including marked to market gains / (losses) on foreign exchange forward and option contracts. During the nine months ended December 31, 2010, the interest income on deposits and certificates of deposit was $168 million and income from available-for-sale financial assets / investments was $5 million. Further, we also recorded a foreign exchange gain of $5 million on forward and options contracts, partially offset by a foreign exchange loss of $5 million on translation of other assets and liabilities. For fiscal 2010, the interest income on deposits was $164 million and income from available-for-sale financial assets / investments was $34 million. In fiscal 2010, we also recorded a foreign exchange gain of $63 million on forward and options contracts, partially offset by a foreign exchange loss of $57 million on translation of other assets and liabilities. For fiscal 2010, income from available-for-sale financials assets/investments includes $11 million of income from sale of an unlisted equity security.

Functional Currency and Foreign Exchange

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. The consolidated financial statements included in this Quarterly Report are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability. The translation of functional currencies to U.S. dollars is performed for assets and liabilities using the exchange rate in effect at the balance sheet date, and for revenue, expenses and cash flow items using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign currency earned by the company outside India, within such time periods and in the manner specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign currency back to India, and either:
  sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign currency;
  retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or
  use it for discharge of debt or liabilities denominated in foreign currency.
We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operating cost for our overseas branch. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to Indian rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income Taxes

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax incentives the Government of India gives to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005. The STP Tax Holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government through the Finance Act, 2009 has extended the tax holiday for the STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period except for one STP unit for which the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. When our tax holidays expire or terminate, our tax expense will materially increase, reducing our profitability.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives, excluding the effect of overseas taxes, resulted in a decrease in our income tax expense of $137 million and $223 million for the nine months ended December 31, 2010 and fiscal 2010, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

Further, as a result of such tax incentives our effective tax rate for the nine months ended December 31, 2010 and fiscal 2010 was 26.4% and 21.3%, respectively. The increase in the effective tax rate to 26.4% during the nine months ended December 31, 2010 is mainly due to the expiration of the tax holiday period for a few of our remaining STP units. Our Indian statutory tax rate for the same period was 33.22%.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under section 10A of the Income Tax Act; consequently, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO  was required to pay MAT, and, accordingly, a deferred tax asset of $11 million and $9 million has been recognized on the balance sheet as of December 31, 2010 and March 31, 2010, which can be carried forward for a period of ten years from the year of recognition.

Results for three months ended December 31, 2010 compared to the three months ended December 31, 2009

Revenues

The following table sets forth the growth in our revenues for the three months ended December 31, 2010 over the corresponding period in 2009:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Revenues	$1,585	$1,232	$353	28.7%

Revenues increased in almost all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services, manufacturing and retail.

During the three months ended December 31, 2010, the U.S. dollar appreciated against a majority of the currencies in which we transact business, in comparison to the three months ended December 31, 2009. The U.S. dollar appreciated by 3.7% and 8.1% against the United Kingdom Pound Sterling and Euro respectively and depreciated against the Australian dollar by 8.8%.

There were significant currency movements during the three months ended December 31, 2010. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the three months ended December 31, 2010 in comparison to the three months ended December 31, 2009, our revenues in constant currency terms for the three months ended December 31, 2010 would have been higher by $4 million at $1,589 million as against our reported revenues of $1,585 million, resulting in a growth of 29.0% as against a reported growth of 28.7%.

The following table sets forth our revenues by industry segments for the three months ended December 31, 2010 and December 31, 2009:

	Percentage of Revenues
	Three months ended December 31,
Industry Segments	2010	2009
Financial services	36.2%	34.6%
Manufacturing	19.6%	19.3%
Telecommunication	12.5%	16.2%
Retail	14.5%	13.1%
Others including utilities, logistics and services	17.2%	16.8%

The increase in the percentage of revenues from the financial services segment during the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 is due to addition of new clients and an increase in business from existing clients. The decline in the percentage of revenues from the telecommunication segment during the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 is due to a decrease in business from existing clients.

There were significant currency movements during the three months ended December 31, 2010. The following table sets forth our revenues by industry segments for the three months ended December 31, 2010, had the average exchange rate between the United Kingdom Pound Sterling, Euro, Australian dollar and the U.S. dollar remained constant, during the three months ended December 31, 2010 in comparison to the three months ended December 31, 2009, in constant currency terms:

Industry Segments	Three months ended December 31, 2010
Financial services	36.1%
Manufacturing	19.7%
Telecommunication	12.4%
Retail	14.6%
Others including utilities, logistics and services	17.2%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for the three months ended December 31, 2010 and December 31, 2009 (Refer Note 2.20.1 under item 1 of this Quarterly Report):

	Three months ended December 31,
Industry Segments	2010	2009
Financial services	33.3%	36.7%
Manufacturing	32.3%	30.8%
Telecommunication	37.9%	41.5%
Retail	34.3%	32.9%
Others including utilities, logistics and services	30.4%	34.4%

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for the three months ended December 31, 2010 and December 31, 2009:

	Percentage of revenues
	Three months ended December 31,
	2010	2009
Onsite	49.3%	46.1%
Offshore	50.7%	53.9%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage terms as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for the three months ended December 31, 2010 and December 31, 2009:

	Three months ended December 31,
	2010	2009
Onsite	24.5%	22.5%
Offshore	75.5%	77.5%

Revenues from services represented 94.7% of total revenues for the three months ended December 31, 2010 as compared to 96.1% for the three months ended December 31, 2009. Sale of our software products represented 5.3% of total revenues for the three months ended December 31, 2010 as compared to 3.9% for the three months ended December 31, 2009.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the three months ended December 31, 2010 and December 31, 2009:

	Percentage of total services revenues
	Three months ended December 31,
	2010	2009
Fixed-price, fixed-time frame contracts	41.2%	38.3%
Time-and-materials contracts	58.8%	61.7%

The following table sets forth our revenues by geographic segments for the three months ended December 31, 2010 and December 31, 2009:

	Percentage of revenues
	Three months ended December 31,
Geographic Segments	2010	2009
North America	64.7%	66.6%
Europe	21.8%	21.9%
India	2.2%	1.2%
Rest of the World	11.3%	10.3%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the three months ended December 31, 2010. The following table sets forth our revenues by geographic segments for the three months ended December 31, 2010, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the three months ended December 31, 2010 in comparison to the three months ended December 31, 2009 in constant currency terms:

Geographic Segments	Three months ended December 31, 2010
North America	64.5%
Europe	22.7%
India	2.1%
Rest of the World	10.7%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the three months ended December 31, 2010 and December 31, 2009 (Refer Note 2.20.2 under item 1 of this Quarterly Report):

	Three months ended December 31,
Geographic Segments	2010	2009
North America	32.5%	35.5%
Europe	34.1%	33.8%
India	29.4%	46.7%
Rest of the World	37.2%	37.5%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian geographic segment during the three months ended December 31, 2010 as compared to the three months ended December 31, 2009 was due to the initial operational costs incurred in connection with certain projects.

During the three months ended December 31, 2010 the total billed person-months for our services other than business process management grew by 25.1% compared to the three months ended December 31, 2009. The onsite and offshore billed person-months growth for our services other than business process management were 28.5% and 23.8% during the three months ended December 31, 2010 compared to the three months ended December 31, 2009. During the three months ended December 31, 2010 there was 3.9% decrease in offshore revenue productivity compared to the three months ended December 31, 2009 for our services other than business process management. There was an increase of 5.1% in the onsite revenue productivity for the three months ended of December 31, 2010 when compared to the three months ended December 31, 2009. On a blended basis, the revenue productivity increased by 1.6% during the three months ended December 31, 2010 when compared to the three months ended December 31, 2009.

Cost of sales

The following table sets forth our cost of sales for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Cost of sales	$906	$700	$206	29.4%
As a percentage of revenues	57.2%	56.8%

The detailed breakup of cost of sales is as follows:
(Dollars in millions)
	Three months ended December 31,		Change
	2010	2009
Employee benefit costs	$747	$567	$180
Depreciation and amortization	48	55	(7)
Travelling costs	31	29	2
Software packages for own use	19	24	(5)
Third party items bought for service delivery to clients	10	–	10
Cost of technical sub-contractors	35	17	18
Consumables	1	4	(3)
Operating lease payments	5	4	1
Communication costs	4	4	–
Repairs and maintenance	3	1	2
Provision for post-sales client support	–	(5)	5
Other expenses	3	–	3
Total	$906	$700	$206

The increase in cost of sales as a percentage of revenues for the three months ended December 31, 2010 from the three months ended December 31, 2009 was attributable primarily to an increase in our employee benefit costs and cost of technical sub-contractors. The offshore and onsite wages of our employees increased on an average by 15.5% and 2.0% to 3.0%, respectively, with effect from April 2010. The increase in the cost of technical sub-contractors was due to increased engagements of technical sub-contractors to meet project requirements.

Gross profit

The following table sets forth our gross profit for the three months ended December 31, 2010 and December 31, 2009:

(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Gross profit	$679	$532	$147	27.6%
As a percentage of revenues	42.8%	43.2%

The increase in gross profit for the three months ended December 31, 2010 from the three months ended December 31, 2009 was attributable to a 28.7% increase in revenue.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Three months ended December 31,
	2010	2009
Including trainees	72.7%	68.0%
Excluding trainees	81.8%	76.2%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Selling and marketing expenses	$88	$68	$20	29.4%
As a percentage of revenues	5.5%	5.5%

The detailed breakup of selling and marketing expenses is as follows:
(Dollars in millions)
	Three months ended December 31,		Change
	2010	2009
Employee benefit costs	$72	$52	$20
Travelling costs	7	7	–
Branding and marketing	5	3	2
Operating lease payments	1	1	–
Communication costs	1	1	–
Commission	1	2	(1)
Consultancy and professional charges	1	2	(1)
Total	$88	$68	$20

The number of our sales and marketing personnel increased to 947 as of December 31, 2010 from 815 as of December 31, 2009. The increase in selling and marketing expenses for the three months ended December 31, 2010 from the three months ended December 31, 2009 was primarily attributable to an increase in employee benefit costs as a result of increased head count and the result of the salary increase in April 2010.

Administrative expenses

The following table sets forth our administrative expenses for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Administrative expenses	$112	$82	$30	36.6%
As a percentage of revenues	7.1%	6.7%

The detailed breakup of administrative expenses is as follows:

(Dollars in millions)
	Three months ended December 31,		Change
	2010	2009
Employee benefit costs	$38	$30	$8
Consultancy and professional charges	20	12	8
Office maintenance	12	8	4
Repairs and maintenance	5	4	1
Power and fuel	9	8	1
Communication costs	8	6	2
Travelling costs	7	6	1
Allowance for impairment of trade receivables	–	(5)	5
Rates and taxes	3	2	1
Insurance charges	2	2	–
Operating lease payments	2	2	–
Printing and stationery	1	1	–
Postage and courier	1	1	–
Other expenses	4	5	(1)
Total	$112	$82	$30

The increase in administrative expense for the three months ended December 31, 2010 compared to the three months ended December 31, 2009 was primarily due to an increase in employee benefit costs as a result of the salary increase in April 2010.

Operating profit

The following table sets forth our operating profit for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Operating profit	$479	$382	$97	25.4%
As a percentage of revenues	30.2%	31.0%

The decrease in operating profit as a percentage of revenues for the three months ended December 31, 2010 from the three months ended December 31, 2009 was attributable to a 0.4% decrease in gross profit as a percentage of revenue and 0.4% increase in administrative expenses as a percentage of revenue during the same period.

Other income

The following table sets forth our other income for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Other income	$65	$50	$15	30.0%

Other income for the three months ended December 31, 2010 includes interest income on deposits of $61 million and foreign exchange gain of $11 million on forward and options contracts, partially offset by a foreign exchange loss of $8 million on translation of other assets and liabilities. Other income for the three months ended December 31, 2009 includes interest income on deposits of $34 million, income from available-for-sale financial assets of $9 million and a foreign exchange gain of $22 million on forward and option contracts, partially offset by a foreign exchange loss of $18 million on translation of other assets and liabilities.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the three months ended December 31, 2010 and December 31, 2009 were denominated:

Currency	Percentage of Revenues
	Three months ended December 31,
	2010	2009
U.S. dollar	72.4%	73.9%
United Kingdom Pound Sterling	7.4%	8.4%
Euro	7.3%	6.6%
Australian dollar	6.7%	6.3%
Others	6.2%	4.8%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2010 and December 31, 2009:

	Three months ended December 31,		Appreciation / (Depreciation) in percentage
	2010 ()	2009 ()
Average exchange rate during the period:
U.S. dollar	44.83	46.62	3.8%
United Kingdom Pound Sterling	70.79	76.25	7.2%
Euro	60.86	68.94	11.7%
Australian dollar	44.23	42.43	(4.2)%

	Three months ended December 31,
	2010 ()	2009 ()
Exchange rate at the beginning of the period:
U.S. dollar	44.94	48.11
United Kingdom Pound Sterling	71.01	76.85
Euro	61.15	70.01
Australian dollar	43.62	42.00
Exchange rate at the end of the period:
U.S. dollar	44.71	46.53
United Kingdom Pound Sterling	69.40	75.06
Euro	59.75	67.02
Australian dollar	45.52	41.85
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	0.5%	3.3%
United Kingdom Pound Sterling	2.3%	2.3%
Euro	2.3%	4.3%
Australian dollar	(4.4)%	0.4%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the three months ended December 31, 2010 and December 31, 2009:

	Three months ended December 31,		Appreciation / (Depreciation) in percentage
	2010 ($)	2009 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.58	1.64	3.7%
Euro	1.36	1.48	8.1%
Australian dollar	0.99	0.91	(8.8)%

	Three months ended December 31,
	2010 ($)	2009 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.58	1.60
Euro	1.36	1.46
Australian dollar	0.97	0.87
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.55	1.61
Euro	1.34	1.44
Australian dollar	1.02	0.90
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	1.9%	(0.6)%
Euro	1.5%	1.4%
Australian dollar	(5.2)%	(3.4)%

For the three months ended December 31, 2010, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margin by approximately 0.4%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $11 million and $22 million for the three months ended December 31, 2010 and December 31, 2009, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains/ losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expense

The following table sets forth our income tax expense and effective tax rate for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Income tax expense	$147	$98	$49	50.0%
Effective tax rate	27.0%	22.7%

The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 15.3% of our revenues from STP and SEZ units that were benefiting from a tax holiday in fiscal 2010.

Net profit

The following table sets forth our net profit for the three months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Three months ended December 31,		Change	Percentage Change
	2010	2009
Net profit	$397	$334	$63	18.9%
As a percentage of revenues	25.0%	27.1%

The decrease in net profit as a percentage of revenues for the three months ended December 31, 2010 from the three months ended December 31, 2009 was attributable to an increase in effective tax rate by 4.3%.

Results for the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009

Revenues

The following table sets forth the growth in our revenues for the nine months ended December 31, 2010 over the corresponding period in 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Revenues	$4,439	$3,508	$931	26.5%

Revenues increased in almost all segments of our business. The increase in revenues was attributable primarily to an increase in business from existing clients, particularly in industries such as financial services, manufacturing and retail.

During the nine months ended December 31, 2010, the U.S. dollar appreciated against a majority of the currencies in which we transact business except Australian dollar, in comparison to the nine months ended December 31, 2009. The U.S. dollar appreciated by 4.3% and 7.7% against the United Kingdom Pound Sterling, Euro, respectively and depreciated by 10.8% against the Australian dollar.

There were significant currency movements during the nine months ended December 31, 2010. Had the average exchange rate between each of these currencies and the U.S. dollar remained constant, during the nine months ended December 31, 2010 in comparison to the nine months ended December 31, 2009, our revenues in constant currency terms for the nine months ended December 31, 2010 would have been higher by $3 million at $4,442 million as against our reported revenues of $4,439 million. The following table sets forth our revenues by industry segments for the nine months ended December 31, 2010 and December 31, 2009:

	Percentage of Revenues
	Nine months ended December 31,
Industry Segments	2010	2009
Financial services	35.9%	33.7%
Manufacturing	19.3%	19.7%
Telecommunication	13.3%	16.4%
Retail	14.1%	13.5%
Others including utilities, logistics and services	17.4%	16.7%

The increase in the percentage of revenues from the financial services segment during the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009 is due to the addition of new clients and an increase in business from existing clients. The decline in the percentage of revenues from the telecommunication segment during the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009 is due to a decrease in business from existing clients.

There were significant currency movements during the nine months ended December 31, 2010. The following table sets forth our revenues by industry segments for the nine months ended December 31, 2010, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2010 in comparison to the nine months ended December 31, 2009, in constant currency terms:

Industry Segments	Nine months ended December 31, 2010
Financial services	35.8%
Manufacturing	19.5%
Telecommunication	13.1%
Retail	14.2%
Others including utilities, logistics and services	17.4%

The following table sets forth our industry segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of industry segment revenue for the nine months ended December 31, 2010 and December 31, 2009 (Refer Note 2.20.1 under item 1 of this Quarterly Report):

	Nine months ended December 31,
Industry Segments	2010	2009
Financial services	33.4%	34.9%
Manufacturing	31.9%	30.0%
Telecommunication	34.8%	40.2%
Retail	32.2%	33.9%
Others including utilities, logistics and services	31.5%	35.3%

The decrease in the industry segment profit as a percentage of industry segment revenue in the telecommunication segment for the nine months ended December 31, 2010 when compared to the nine months ended December 31, 2009 is primarily due to change in client mix and services mix in that segment.

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites or at our global development centers outside India, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India. The table below sets forth the percentage of our revenues by location for the nine months ended December 31, 2010 and December 31, 2009:

	Percentage of revenues
	Nine months ended December 31,
	2010	2009
Onsite	49.2%	46.2%
Offshore	50.8%	53.8%

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage terms as compared to the services performed at our own facilities. The table below sets forth details of billable hours expended as a percentage of revenue for onsite and offshore for the nine months ended December 31, 2010 and December 31, 2009:

	Nine months ended December 31,
	2010	2009
Onsite	24.0%	22.6%
Offshore	76.0%	77.4%

Revenues from services represented 95.2% of total revenues for the nine months ended December 31, 2010 as compared to 96.0% for the nine months ended December 31, 2009. Sales of our software products represented 4.8% of total revenues for the nine months ended December 31, 2010 as compared to 4.0% for the nine months ended December 31, 2009.

The following table sets forth the revenues from fixed-price, fixed-timeframe contracts and time-and-materials contracts as a percentage of total services revenues for the nine months ended December 31, 2010 and December 31, 2009:

	Percentage of total services revenues
	Nine months ended December 31,
	2010	2009
Fixed-price, fixed-time frame contracts	40.1%	38.1%
Time-and-materials contracts	59.9%	61.9%

The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2010 and December 31, 2009:

	Percentage of revenues
	Nine months ended December 31,
Geographic Segments	2010	2009
North America	65.8%	65.7%
Europe	21.4%	23.2%
India	2.0%	1.1%
Rest of the World	10.8%	10.0%

A focus of our growth strategy is to expand our business to parts of the world outside North America, including Europe, Australia and other parts of Asia, as we expect that increases in the proportion of revenues generated from customers outside of North America would reduce our dependence upon our sales to North America and the impact on us of economic downturns in that region.

There were significant currency movements during the nine months ended December 31, 2010. The following table sets forth our revenues by geographic segments for the nine months ended December 31, 2010, had the average exchange rate between each of the currencies namely, the United Kingdom Pound Sterling, Euro and Australian dollar, and the U.S. dollar remained constant, during the nine months ended December 31, 2010 in comparison to the nine months ended December 31, 2009 in constant currency terms:

Geographic Segments	Nine months ended December 31, 2010
North America	65.7%
Europe	22.2%
India	2.0%
Rest of the World	10.1%

The following table sets forth our geographic segment profit (revenues less identifiable operating expenses and allocated expenses) as a percentage of geographic segment revenue for the nine months ended December 31, 2010 and December 31, 2009 (Refer Note 2.20.2 under item 1 of this Quarterly Report):

	Nine months ended December 31,
Geographic Segments	2010	2009
North America	32.2%	34.7%
Europe	33.5%	34.3%
India	30.3%	43.6%
Rest of the World	35.3%	35.0%

The decline in geographic segment profit as a percentage of geographic segment revenue in the Indian geographic segment during the nine months ended December 31, 2010 as compared to the nine months ended December 31, 2009 was due to the initial operational costs incurred in connection with certain projects.

During the nine months ended December 31, 2010 the total billed person-months for our services other than business process management grew by 25.6% compared to the nine months ended December 31, 2009. The onsite and offshore billed person-months growth for our services other than business process management were 26.5% and 25.2% during the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009. During the nine months ended December 31, 2010 there was 5.0% decrease in offshore revenue productivity compared to the nine months ended December 31, 2009 for our services other than business process management. There was an increase of 5.0% in the onsite revenue productivity for the nine months ended December 31, 2010 when compared to the nine months ended December 31, 2009. On a blended basis, the revenue productivity increased by 0.4% during the nine months ended December 31, 2010 when compared to the nine months ended December 31, 2009.

Cost of sales

The following table sets forth our cost of sales for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Cost of sales	$2,561	$2,005	$556	27.7%
As a percentage of revenues	57.7%	57.2%

The detailed breakup of cost of sales is as follows:
			(Dollars in millions)
	Nine months ended December 31,		Change
	2010	2009
Employee benefit costs	$2,085	$1,633	$452
Depreciation and amortization	140	149	(9)
Travelling costs	115	76	39
Software packages for own use	57	58	(1)
Third party items bought for service delivery to clients	17	3	14
Cost of technical sub-contractors	100	49	51
Repairs & maintenance	8	4	4
Consumables	4	4	–
Operating lease payments	14	12	2
Communication costs	14	13	1
Provision for post-sales client support	(1)	(2)	1
Other expenses	8	6	2
Total	$2,561	$2,005	$556

The increase in cost of sales as a percentage of revenues for the nine months ended December 31, 2010 from the nine months ended December 31, 2009 was attributable primarily to an increase in our employee benefit costs, travelling costs and cost of technical sub-contractors. The increase in employee benefit costs during the nine months ended December 31, 2010 from the nine months ended December 31, 2009 is due to an increase in employees, excluding sales and support personnel, from 103,500 as of December 31, 2009 to 121,200 as of December 31, 2010. Further, the offshore and onsite wages of our employees increased on an average by 15.5% and 2.0% to 3.0%, respectively, with effect from April 2010. The increase in the cost of technical sub-contractors was due to increased engagements of technical sub-contractors to meet project requirements. Travelling cost increased during the nine months ended December 31, 2010 from the nine months ended December 31, 2009 due to an overall increase in business and increased spending for visas.

Gross profit

The following table sets forth our gross profit for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Gross profit	$1,878	$1,503	$375	25.0%
As a percentage of revenues	42.3%	42.8%

The increase in gross profit for the nine months ended December 31, 2010 from the nine months ended December 31, 2009 was attributable to a 26.5% increase in revenue, marginally offset by a 0.5% increase in cost of sales.

Revenues and gross profits are also affected by employee utilization rates. The following table sets forth the utilization rates of billable employees for services and software application products, excluding business process outsourcing services:

	Nine months ended December 31,
	2010	2009
Including trainees	73.8%	66.9%
Excluding trainees	81.3%	73.1%

Selling and marketing expenses

The following table sets forth our selling and marketing expenses for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Selling and marketing expenses	$244	$178	$66	37.1%
As a percentage of revenues	5.5%	5.1%

The detailed breakup of selling and marketing expenses is as follows:
			(Dollars in millions)
	Nine months ended December 31,		Change
	2010	2009
Employee benefit costs	$197	$140	$57
Travelling costs	21	16	5
Branding and marketing	15	11	4
Operating lease payments	3	2	1
Communication costs	3	2	1
Commission	2	3	(1)
Consultancy and professional charges	3	4	(1)
Total	$244	$178	$66

The number of our sales and marketing personnel increased to 947 as of December 31, 2010 from 815 as of December 31, 2009. The increase in selling and marketing expenses for the nine months ended December 31, 2010 from the nine months ended December 31, 2009 was primarily attributable to an increase in employee benefit costs as a result of increased head count and the result of the salary increase in April 2010.

Administrative expenses

The following table sets forth our administrative expenses for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Administrative expenses	$319	$255	$64	25.1%
As a percentage of revenues	7.3%	7.3%

The detailed breakup of administrative expenses is as follows:

			(Dollars in millions)
	Nine months ended December 31,		Change
	2010	2009
Employee benefit costs	$109	$83	$26
Consultancy and professional charges	50	38	12
Office maintenance	34	26	8
Repairs and maintenance	13	11	2
Power and fuel	28	23	5
Communication costs	22	20	2
Travelling costs	21	14	7
Allowance for impairment of trade receivables	6	5	1
Rates and taxes	7	5	2
Insurance charges	6	5	1
Operating lease payments	6	6	–
Postage and courier	2	2	–
Printing and stationery	2	2	–
Other expenses	13	15	(2)
Total	$319	$255	$64

The increase in administrative expense for the nine months ended December 31, 2010 compared to the nine months ended December 31, 2009 was primarily due to an increase in employee benefit costs as a result of the salary increase in April 2010.

Operating profit

The following table sets forth our operating profit for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Operating profit	$1,315	$1,070	$245	22.9%
As a percentage of revenues	29.6%	30.5%

The decrease in operating profit as a percentage of revenues for the nine months ended December 31, 2010 from the nine months ended December 31, 2009 was attributable to a 0.5% decrease in gross profit as a percentage of revenue and 0.4% increase in selling and marketing expenses as a percentage of revenue.

Other income

The following table sets forth our other income for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Other income	$175	$154	$21	13.6%

Other income for the nine months ended December 31, 2010 includes interest income on deposits of $168 million, income from available-for-sale financial assets/investments of $5 million and a foreign exchange gain of $5 million on forward and options contracts offset by a foreign exchange loss of $5 million on translation of other assets and liabilities. Other income for the nine months ended December 31, 2009 includes interest income on deposits of $121 million, foreign exchange gain of $13 million, $16 million of income from available for sale financial assets and miscellaneous income of $4 million.

We generate substantially all of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. Foreign exchange gains and losses arise from the appreciation and depreciation of the Indian rupee against other currencies in which we transact business and from foreign exchange forward and option contracts.

The following table sets forth the currency in which our revenues for the nine months ended December 31, 2010 and December 31, 2009 were denominated:

Currency	Percentage of Revenues
	Nine months ended December 31,
	2010	2009
U.S. dollar	73.4%	73.2%
United Kingdom Pound Sterling	7.0%	9.4%
Euro	6.7%	7.2%
Australian dollar	6.4%	5.8%
Others	6.5%	4.4%

The following table sets forth information on the foreign exchange rates in rupees per U.S. dollar, United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2010 and December 31, 2009:

	Nine months ended December 31,		Appreciation / (Depreciation) in percentage
	2010 ()	2009 ()
Average exchange rate during the period:
U.S. dollar	45.63	47.94	4.8%
United Kingdom Pound Sterling	70.23	77.08	8.9%
Euro	59.59	68.17	12.6%
Australian dollar	42.13	39.91	(5.6)%

	Nine months ended December 31,
	2010 ()	2009 ()
Exchange rate at the beginning of the period:
U.S. dollar	44.90	50.72
United Kingdom Pound Sterling	67.96	72.49
Euro	60.45	67.44
Australian dollar	41.16	35.03
Exchange rate at the end of the period:
U.S. dollar	44.71	46.53
United Kingdom Pound Sterling	69.40	75.06
Euro	59.75	67.02
Australian dollar	45.52	41.85
Appreciation / (Depreciation) of the rupee against the relevant currency during the period (as a percentage):
U.S. dollar	0.4%	8.3%
United Kingdom Pound Sterling	(2.1)%	(3.5)%
Euro	1.2%	0.6%
Australian dollar	(10.6)%	(19.5)%

The following table sets forth information on the foreign exchange rates in U.S. dollar per United Kingdom Pound Sterling, Euro and Australian dollar for the nine months ended December 31, 2010 and December 31, 2009:

	Nine months ended December 31,		Appreciation / (Depreciation) in percentage
	2010 ($)	2009 ($)
Average exchange rate during the period:
United Kingdom Pound Sterling	1.54	1.61	4.3%
Euro	1.31	1.42	7.7%
Australian dollar	0.92	0.83	(10.8)%

	Nine months ended December 31,
	2010 ($)	2009 ($)
Exchange rate at the beginning of the period:
United Kingdom Pound Sterling	1.51	1.43
Euro	1.35	1.33
Australian dollar	0.92	0.69
Exchange rate at the end of the period:
United Kingdom Pound Sterling	1.55	1.61
Euro	1.34	1.44
Australian dollar	1.02	0.90
Appreciation / (Depreciation) of U.S. dollar against the relevant currency during the period:
United Kingdom Pound Sterling	(2.6)%	(12.6)%
Euro	0.7%	(8.3)%
Australian dollar	(10.9)%	(30.4)%

For the nine months ended December 31, 2010, every percentage point depreciation/appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected our operating margins by approximately 0.4%. The exchange rate between the rupee and U.S. dollar has fluctuated substantially in recent years and may continue to do so in the future. We are unable to predict the impact that future fluctuations may have on our operating margins.

We have recorded a gain of $5 million and a gain of $41 million for the nine months ended December 31, 2010 and December 31, 2009, respectively, on account of foreign exchange forward and option contracts, which are included in total foreign currency exchange gains/losses. Our accounting policy requires us to mark to market and recognize the effect in profit immediately of any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39.

Income tax expenses

The following table sets forth our income tax expense and effective tax rate for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Income tax expense	$393	$260	$133	51.2%
Effective tax rate	26.4%	21.2%

The increase in the effective tax rate is primarily due to the expiration of the tax holiday period for approximately 15.6% of our revenues from STP and SEZ units that were benefiting from a tax holiday in fiscal 2010.

Net profit

The following table sets forth our net profit for the nine months ended December 31, 2010 and December 31, 2009:
(Dollars in millions)
	Nine months ended December 31,		Change	Percentage Change
	2010	2009
Net profit	$1,097	$964	$133	13.8%
As a percentage of revenues	24.7%	27.5%

The decrease in net profit as a percentage of revenues for the nine months ended December 31, 2010 from the nine months ended December 31, 2009 was attributable to a 0.9% decrease in operating profit as a percentage of revenue and an increase of 5.2% in our effective tax rate.

Liquidity and capital resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the issuance of equity securities. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999, we raised $70.4 million in gross aggregate proceeds from our initial public offering of ADSs in the United States.

As of December 31, 2010 we had $4,148 million in working capital, including $3,314 million in cash and cash equivalents, $238 million in investments in certificates of deposit and $3 million in available-for-sale financial assets. As of March 31, 2010 we had $3,943 million in working capital, including $2,698 million in cash and cash equivalents, $561 million in available-for-sale financial assets and $265 million in investments in certificates of deposit. We have no outstanding bank borrowings. We believe that our current working capital is sufficient to meet our requirements for the next 12 months. We believe that a sustained reduction in IT spending, a longer sales cycle, or a continued economic downturn in any of the various geographic locations or industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources.

Our principal sources of liquidity are our cash and cash equivalents and the cash flow that we generate from our operations. Our cash and cash equivalents comprise of cash and bank deposits and deposits with corporations which can be withdrawn at any point of time without prior notice or penalty. These cash and cash equivalents included a restricted cash balance of $25 million and $16 million as of December 31, 2010 and March 31, 2010, respectively. These restrictions are primarily on account of unclaimed dividends and cash balances held by irrevocable trusts controlled by us.

In summary, our cash flows were:
(Dollars in millions)
	Nine months ended December 31,
	2010	2009
Net cash provided by operating activities	$1,042	$1,132
Net cash provided by/ (used in) investing activities	$340	$(1,223)
Net cash used in financing activities	$(811)	$(317)

Net cash provided by operations consisted primarily of net profit adjusted for depreciation and amortization, deferred taxes and income taxes and changes in working capital.

Trade receivables increased by $183 million during the nine months ended December 31, 2010 compared to a decrease by $66 million during the nine months ended December 31, 2009. Trade receivables as a percentage of last 12 months revenues were 16.9% and 15.6% as of December 31, 2010 and December 31, 2009, respectively. Days sales outstanding on the basis of last 12 months revenues were 62 days and 57 days as at December 31, 2010 and December 31, 2009, respectively. Prepayments and other assets increased by $40 million during the nine months ended December 31, 2010 compared to an increase of $33 million during the nine months ended December 31, 2009. There was an increase in unbilled revenues of $30 million during the nine months ended December 31, 2010 compared to an increase of $11 million during the nine months ended December 31, 2009. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other liabilities and provisions increased by $66 million during the nine months ended December 31, 2010 compared to a decrease by $13 million during the nine months ended December 31, 2009. Unearned revenues increased by $9 million during the nine months ended December 31, 2010 compared to an increase by $60 million during the nine months ended December 31, 2009. Unearned revenue resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related efforts have not been expended. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 40.1% and 59.9% of total services revenues for the nine months ended December 31, 2010, as compared to 38.1% and 61.9% for the nine months ended December 31, 2009.

Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the nine months ended December 31, 2010 and December 31, 2009 was $211 million and $105 million, respectively for our software development centers. During the nine months ended December 31, 2010 we invested $385 million in available-for-sale financial assets, $184 million in certificates of deposit, $35 million in non-current deposits with corporations and redeemed available-for-sale financial assets of $934 million and redeemed certificates of deposit of $219 million. During the nine months ended December 31, 2009, we invested $1,774 million in available-for-sale financial assets and redeemed available-for-sale financial assets of $673 million. The proceeds realized from the redemption of available-for-sale financial assets and certificates of deposit were used in our day to day business activities.

Previously, we provided various loans to employees including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. These loans were provided primarily to employees in India who were not executive officers or directors. Housing and car loans were available only to middle level managers, senior managers and non-executive officers. These loans were generally collateralized against the assets of the loan and the terms of the loans ranged from 1 to 100 months.

We have discontinued fresh disbursements under all of these loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors.

The annual rates of interest for these loans vary between 0% and 4%. Loans aggregating $27 million and $24 million were outstanding as of December 31, 2010 and March 31, 2010, respectively.

The timing of required repayments of employee loans outstanding as of December 31, 2010 are as detailed below.
(Dollars in millions)
12 months ending December 31,	Repayment
2011	$26
2012	1
$27

Net cash used in financing activities for the nine months ended December 31, 2010 was $811 million, which comprised primarily of dividend payments of $699 million including payment of dividend tax of $117 million, partially offset by $5 million of proceeds received from the issuance of 304,501 equity shares on exercise of share options by employees. Net cash used in financing activities for the nine months ended December 31, 2009 was $317 million which comprised primarily of dividend payments of $330 million partially offset by $13 million of proceeds received from issuance of 705,190 equity shares on exercise of share options by employees.

As of December 31, 2010 we had contractual commitments for capital expenditure of $116 million, as compared to $67 million as of March 31, 2010. These commitments include approximately $99 million in commitments for domestic purchases as of December 31, 2010, as compared to $53 million as of March 31, 2010, and $17 million in commitments for imports of hardware, supplies and services to support our operations generally as of December 31, 2010, as compared to $14 million as of March 31, 2010. We expect our outstanding contractual commitments as of December 31, 2010 to be significantly completed by March 2011.

IFRS Financial Statements in India

The Securities and Exchange Board of India (SEBI) on November 9, 2009 issued a press release permitting entities listed on stock exchanges in India that have subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Further, SEBI issued a circular, dated April 5, 2010, wherein the Listing Agreement applicable to listed entities has been modified to this effect from March 31, 2010. Consequently, effective from June 30, 2010, we have voluntarily prepared and published audited consolidated IFRS financial statements and discontinued the preparation and publishing of quarterly consolidated financial statements under Indian GAAP for statutory reporting.

OFF-BALANCE SHEET ARRANGEMENTS

None

Item 3. Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is a function of our revenue generating activities and any future borrowing activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency accounts receivable.

We have chosen alternative 1 provided by Item 305 of Regulation 6-K to disclose quantitative information about market risk. All the required information under alternative 1 have been either included in components of market risk as given below or in note 2.7 under item 1 of this Quarterly Report and such information has been incorporated herein by reference.

The following table provides the cross references to notes under item 1 of this Quarterly Report which contains disclosures required under alternative 1 of Item 305 of Regulation 6-K.

Sl. No.	Requirements of Alternative 1 of Item 305	Cross reference to notes in the financial statements for instruments held for trading (Derivative financial instruments)	Cross reference to notes in the financial statements for instruments other than for trading purposes (All other financial instruments)
1.	Fair values of market risk sensitive instruments	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.	Table: The carrying value and fair value of financial instruments by categories under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report.
2.	Contract terms to determine future cash flows, categorized by expected maturity terms
Section: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report describing the terms of forward and options contracts and the table depicting the relevant maturity groupings based on the remaining period as of December 31, 2010.
We have provided the outstanding contract amounts in Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report, table giving details in respect of outstanding foreign exchange forward and option contracts.

Current Financial Assets: The expected maturity of these assets falls within one year, hence no additional disclosures are required.

Non Current Financial Assets:

Prepayments and Other Assets - Primarily consist of deposit held with corporation to settle certain employee-related obligations as and when they arise during the normal course of business. Consequently, the period of maturity could not be estimated. (Refer to Note 2.4, Prepayments and Other Assets, of Item 1 of this Quarterly Report). Hence we have not made any additional disclosures for the maturity of non-current financial assets.

Financial Liabilities: Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of December 31, 2010.

3.	Contract terms to determine cash flows for each of the next five years and aggregate amount for remaining years.	Same table as above however as all our forward and option contracts mature between 1-12 months, we do not require further classification.
Refer to Section “Liquidity Risk” under Note 2.7 of Item 1 of this Quarterly Report, table containing the details regarding the contractual maturities of significant financial liabilities as of December 31, 2010.

4.	Categorization of market risk sensitive instruments
We have categorized the forwards and option contracts based on the currency in which the forwards and option contracts were denominated in accordance with instruction to Item 305(a) 2 B (v). Refer to section entitled: Derivative Financial Instruments under Note 2.7, Financial Instruments, of Item 1 of this Quarterly Report; table giving details in respect of outstanding foreign exchange forward and option contracts.

We have categorized the financial assets and financial liabilities based on the currency in which the financial instruments were denominated in accordance with instruction to Item 305(a) 2 B (v). Refer to section entitled: Financial Risk Management under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report; table analyzing the foreign currency risk from financial instruments as of December 31, 2010.

5.	Descriptions and assumptions to understand the above disclosures
All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.

All the tables given under Note 2.7, Financial Instruments, under Item 1 of this Quarterly Report have explanatory headings and the necessary details to understand the information contained in the tables.

Risk Management Procedures

We manage market risk through treasury operations. Our treasury operations' objectives and policies are approved by senior management and our Audit Committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange rate risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we generate a major portion of our revenues in foreign currencies, particularly the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, whereas we incur a majority of our expenses in Indian rupees. The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar. For the nine months ended December 31, 2010 and December 31, 2009 U.S. dollar denominated revenues represented 73.4% and 73.2% of total revenues, respectively. For the same periods, revenues denominated in United Kingdom Pound Sterling represented 7.0% and 9.4% of total revenues, revenues denominated in the Euro represented 6.7% and 7.2% of total revenues while revenues denominated in the Australian dollar represented 6.4% and 5.8% of total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank.

As of December 31, 2010, we had outstanding forward contracts of U.S. $487 million, Euro 21 million, United Kingdom Pound Sterling 9 million and Australian dollar $10 million and option contracts of U.S. $45 million. As of March 31, 2010, we had outstanding forward contracts of U.S. $267 million, Euro 22 million, United Kingdom Pound Sterling 11 million and Australian dollar $3 million and option contracts of U.S. $200 million. The forward contracts typically mature within one to twelve months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these derivative instruments only as a hedging mechanism and not for speculative purposes. We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. In addition, any such instruments may not perform adequately as a hedging mechanism. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

Standards Issued but not yet Effective

IFRS 9 Financial Instruments: In November 2009, International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. We are required to adopt IFRS 9 by accounting year commencing April 1, 2014. We are currently evaluating the requirements of IFRS 9, and have not yet determined the impact on our consolidated financial statements.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Estimates

We prepare financial statements in conformity with IFRS, which requires us to make estimates, judgments and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies which require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the consolidated financial statements have been disclosed below. However, accounting estimates could change from period to period and actual results could differ from those estimates. Appropriate changes in estimates are made as and when we become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

a. Revenue recognition

We use the percentage-of-completion method in accounting for fixed-price contracts. Use of the percentage-of-completion method requires us to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

Our two major tax jurisdictions are India and the U.S., though we also file tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including the amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and Intangible assets

Our business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

Revenue Recognition

We derive our revenues primarily from software development and related services, business process management services and the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

We recognize revenue on time-and-material contracts as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings have been classified as unbilled revenue while billings in excess of costs and earnings have been classified as unearned revenue.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project are compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us, regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues have been recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). We have applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

We account for volume discounts and pricing incentives to customers by reducing the amount of discount from the amount of revenue recognized at the time of sale. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer. Further, we recognize discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. We recognize the liability based on an estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. We recognize changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment. We present revenues net of sales and value-added taxes in our consolidated statement of comprehensive income.

Income Tax

Our income tax expense comprises current and deferred income tax and is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches outside India where it is expected that the earnings of the foreign subsidiary or branch will not be distributed in the foreseeable future. We offset current tax assets and current tax liabilities, where we have a legally enforceable right to set off the recognized amounts and where we intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously. We offset deferred tax assets and deferred tax liabilities wherever we have a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Business Combinations, Goodwill and Intangible Assets

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations. The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Transaction costs that we incur in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Goodwill represents the cost of business acquisition in excess of our interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceed the cost of the business acquisition, we recognize a gain immediately in net profit in the statement of comprehensive income. Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the fair value of the net assets acquired at the acquisition date and is measured at cost less accumulated impairment losses.

Intangible assets are stated at cost less accumulated amortization and impairments. They are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We expense research costs as and when the same are incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, we have the intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

Item 4. Controls and Procedures

As of the end of the period covered by this Quarterly Report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation as of the end of the period covered by this Quarterly Report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

There has been no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Part II - Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

Item 1A. Risk factors

Risk Factors

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Quarterly Report.

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years until the onset of the global economic slowdown in 2008, and are likely to vary significantly in the future from period to period. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future our results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our operating results include:
  the size, timing and profitability of significant projects, including large outsourcing deals;
  changes in our pricing policies or the pricing policies of our competitors;
  economic fluctuations that affect the strength of the economy of the United States, Europe or any of the other markets in which we operate;
  foreign currency fluctuations and our hedging activities that are intended to address such fluctuations;
  the effect of wage pressures, seasonal hiring patterns, attrition, and the time required to train and productively utilize new employees, particularly information technology, or IT professionals;
  the proportion of services that we perform at our development centers or at our client sites;
  utilization of billable employees;
  the size and timing of facilities expansion and resulting depreciation and amortization costs;
  varying expenditures and lead times in connection with responding to, and submission of, proposals for large client engagements including on account of changing due diligence requirements;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases, including those resulting from our clients reorganizing their operations, mergers or acquisitions involving our clients and changes in management;
  the inability of our clients and potential clients to forecast their business and IT needs, and the resulting impact on our business;
  unanticipated cancellations, contract terminations, deferrals of projects or delays in purchases resulting from our clients' efforts to comply with regulatory requirements;
  the proportion of our customer contracts that are on a fixed-price, fixed-timeframe basis, compared with time and material contracts; and
  unanticipated variations in the duration, size and scope of our projects, as well as in the corporate decision-making process of our client base.
A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular period. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular period.

There are also a number of factors, other than our performance, that are not within our control that could cause fluctuations in our operating results from period to period. These include:
  the duration of tax holidays or tax exemptions and the availability of other incentives from the Government of India;
  changes in regulations and taxation in India or the other countries in which we conduct business;
  currency fluctuations, particularly when the rupee appreciates in value against the U.S. dollar, the United Kingdom Pound Sterling, the Euro or the Australian dollar, since the majority of our revenues are in these currencies and a significant part of our costs are in Indian rupees; and
  other general economic and political factors, including the economic conditions in the United States, Europe or any other geographies in which we operate.
In addition, the availability of visas for working in the United States may vary substantially from quarter to quarter. Visas for working in the United States may be available during one quarter, but not another, or there may be differences in the number of visas available from one quarter to another. As such, the variable availability of visas may require us to incur significantly higher visa-related expenses in certain quarters when compared to others. For example, we incurred $13.3 million in costs for visas in the three months ended September 30, 2010, compared to $5.5 million in costs for visas in the three months ended December 31, 2010.

Such fluctuations may affect our operating margins and profitability in certain quarters during a fiscal year.

We may not be able to sustain our previous profit margins or levels of profitability.

Our profitability could be affected by pricing pressures on our services, volatility of the exchange rates between the Indian rupee, the U.S. dollar and other currencies in which we generate revenues or incur expenses, increased wage pressures in India and at other locations where we maintain operations, and increases in taxes or the expiration of tax benefits.

Since fiscal 2003, we have incurred substantially higher selling and marketing expenses as we have invested to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. We may incur increased selling and marketing expenses in the future, which could result in declining profitability. In addition, while our Global Delivery Model allows us to manage costs efficiently, if the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future, which would also have an adverse impact on our profit margins. Further, in recent years, our profit margin has been adversely impacted by the expiration of certain tax holidays and benefits in India, and we expect that our profit margin may be further adversely affected as additional tax holidays and benefits expire in the future.

During the three months ended December 31, 2010, there was volatility in the exchange rate of the Indian rupee against the U.S. dollar. The exchange rate for one dollar as published by FEDAI was 44.71 as of December 31, 2010 as against 44.94 as of September 30, 2010. Exchange rate fluctuations and our hedging activities have in the past adversely impacted, and may in the future adversely impact, our operating results.

Increased selling and marketing expenses, and other operating expenses in the future, as well as fluctuations in foreign currency exchange rates including, in particular, the appreciation of the rupee against foreign currencies or the appreciation of the U.S. dollar against other foreign currencies, could materially and adversely affect our profit margins and results of operations in future periods.

The economic environment and pricing pressure could negatively impact our revenues and operating results.

Spending on technology products and services is subject to fluctuations depending on many factors, including the economic environment in the markets in which our clients operate. For example, there was a decline in the growth rate of global IT purchases in the latter half of 2008 due to the global economic slowdown. This downward trend continued into 2009, with global IT purchases declining due to the challenging global economic environment. We believe that the economic environment in the markets in which many of our clients operate is slowly recovering, but the economic conditions in many countries remain challenging and may continue to be challenging in the near future. For instance, in many European countries, large government deficits together with a downgrading of government debt and credit ratings, have escalated concerns about continuing weakness in the economies of such countries.

Reduced IT spending in response to the challenging economic environment has also led to increased pricing pressure from our clients, which has adversely impacted our revenue productivity. For instance, during the three months ended December 31, 2010, our offshore revenue productivity, other than for business process management, decreased by 3.9% when compared to the three months ended December 31, 2009.

Further, many of our clients have also been seeking extensions in credit terms from the standard terms that we provide, including pursuing credit from us for periods of up to 60 days or more. Such extended credit terms may reduce our revenues, or result in the delay of the realization of revenues, and may adversely affect our cash flows. Additionally, extended credit terms also increase our exposure to customer-specific credit risks. Reductions in IT spending, reductions in revenue productivity, increased credit risk and extended credit terms arising from or related to the global economic slowdown have in the past adversely impacted, and may in the future adversely impact, our revenues, gross profits, operating margins and results of operations.

In addition to the business challenges and margin pressure resulting from the global economic slowdown and the response of our clients to such slowdown, there is also a growing trend among consumers of IT services towards consolidation of technology service providers in order to improve efficiency and reduce costs. Our success in the competitive bidding process for new consolidation projects or in retaining existing projects is dependent on our ability to fulfill client expectations relating to staffing, efficient offshoring of services, absorption of transition costs, deferment of billing and more stringent service levels. If we fail to meet a client's expectations in such consolidation projects, this would likely adversely impact our business, revenues and operating margins. In addition, even if we are successful in winning the mandates for such consolidation projects, we may experience significant pressure on our operating margins as a result of the competitive bidding process.

Moreover, our ability to maintain or increase pricing is restricted as clients often expect that as we do more business with them, they will receive volume discounts or special pricing incentives. In addition, existing and new customers are also increasingly using third-party consultants with broad market knowledge to assist them in negotiating contractual terms. Any inability to maintain or increase pricing on this account may also adversely impact our revenues, gross profits, operating margins and results of operations.

Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and an economic slowdown or other factors that affect the economic health of the United States, Europe or those industries or otherwise impact the growth of such industries may affect our business.

In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, approximately 65.8%, 65.8% and 63.2% of our revenues were derived from projects in North America. In the same periods, approximately 21.4%, 23.0% and 26.4% of our revenues were derived from projects in Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the United States or European economy remains weak or weakens further, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, we derived approximately 35.9%, 34.0% and 33.9% of our revenues from the financial services industry. The crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States, with the United States federal government being forced to take over or provide financial support to many leading financial institutions and with some leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. The subprime mortgage crisis and the resultant turbulence in the financial services sector may result in the reduction, postponement or consolidation of IT spending by our clients, contract terminations, deferrals of projects or delays in purchases, especially in the financial services sector. Any reduction, postponement or consolidation in IT spending may lower the demand for our services or impact the prices that we can obtain for our services and consequently, adversely affect our revenues and profitability.

Further, if the economy of the United States does not recover as rapidly as expected or at all, any lingering weakness in the United States economy could have a material adverse impact on our revenues, particularly from businesses in the financial services industry and other industries that are particularly vulnerable to a slowdown in consumer spending. In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, we derived approximately 35.9%, 34.0% and 33.9% of our revenues from clients in the financial services industry, 13.3%, 16.1% and 18.1% of our revenues from clients in the telecommunications industry and about 14.1%, 13.3% and 12.5% of our revenues from clients in the retail industry, which industries are especially vulnerable to a slowdown in the U.S. economy. Any weakness in the U.S. economy or in the industry segments from which we generate revenues could have a negative effect on our business and results of operations.

Some of the industries in which our clients are concentrated, such as the financial services industry or the energy and utilities industry, are, or may be, increasingly subject to governmental regulation and intervention. For instance, clients in the financial services sector are likely to be subject to increased regulation following the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their business and therefore negatively impact our revenues.

Currency fluctuations may affect the results or our operations or the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in several currencies and accordingly face foreign currency exposure through our sales in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. Generally, we generate the majority of our revenues in foreign currencies, such as the U.S. dollar or the United Kingdom Pound Sterling, and incur the majority of our expenses in Indian rupees. Recently, as a result of the increased volatility in foreign exchange currency markets, there has been increased demand from our clients that all risks associated with foreign exchange fluctuations be borne by us. Also, historically, we have held a substantial majority of our cash funds in Indian rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, and may have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, has changed substantially in recent years and may fluctuate substantially in the future, and this fluctuation in currencies had a material and adverse effect on our operating results in the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009. We expect that a majority of our revenues will continue to be generated in foreign currencies, including the U.S. dollar, the United Kingdom Pound Sterling, the Euro and the Australian dollar, for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar and other foreign currencies.

We use derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. As of December 31, 2010, we had outstanding forward contracts of U.S. $487 million, Euro 21 million, United Kingdom Pound Sterling 9 million and Australian dollar 10 million and option contracts of U.S. $45 million. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks. For instance, during fiscal 2009, we incurred significant losses as a result of exchange rate fluctuations that were not offset in full by our hedging strategy.

Additionally, our hedging activities have also contributed to increased losses in recent periods due to volatility in foreign currency markets. For example, for the six months ended September 30, 2010, we incurred losses of $6 million in our forward and option contracts. These losses, partially offset by gains of $3 million as a result of foreign exchange translations during the same period, resulted in a total loss of $3 million related to foreign currency transactions, which had an adverse effect on our profit margin and results of operations. If foreign currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

Further, the policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, a high-level committee appointed by the Reserve Bank of India recommended that India move to increased capital account convertibility over the next few years and proposed a framework for such increased convertibility. Full or increased capital account convertibility, if introduced, could result in increased volatility in the fluctuations of exchange rates between the rupee and foreign currencies.

During the nine months ended December 31, 2010, we derived 26.6% of our revenues in currencies other than the U.S. dollar including 7.0%, 6.7% and 6.4% of our revenues in United Kingdom Pound Sterling, Euro and Australian dollars, respectively. During the nine months ended December 31, 2010, a majority of the currencies in which we transact business depreciated against the U.S. dollar, with the United Kingdom Pound Sterling and Euro depreciating by 4.3% and 7.7% respectively. These cross currency fluctuations adversely impacted our reported revenues for the nine months ended December 31, 2010 and may adversely impact our reported revenues in future periods.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary with respect to our ADSs, of any cash dividends paid in Indian rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the U.S. dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert Indian rupee proceeds into U.S. dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.

Our ability to execute projects, maintain our client relationships and obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled technology professionals, particularly project managers and other mid-level professionals. If we cannot hire, motivate and retain personnel, our ability to bid for projects, obtain new projects and expand our business will be impaired and our revenues could decline.

We believe that there is significant worldwide competition for skilled technology professionals. Additionally, technology companies, particularly in India, have recently increased their hiring efforts. Increasing worldwide competition for skilled technology professionals and increased hiring by technology companies may affect our ability to hire an adequate number of skilled and experienced technology professionals and may have an adverse effect on our business, results of operations and financial condition.

Increasing competition for technology professionals in India may also impact our ability to retain personnel. For example, our attrition rate for the twelve months ended December 31, 2010 was 17.5%, compared to our attrition rate for the twelve months ended December 31, 2009, which was 11.6%, without accounting for attrition in Infosys BPO or our other subsidiaries. We may not be able to hire enough skilled and experienced technology professionals to replace employees who we are not able to retain. If we are unable to motivate and retain technology professionals, this could have an adverse effect on our business, results of operations and financial condition.

Changes in policies or laws may also affect the ability of technology companies to attract and retain personnel. For instance, the central government or state governments in India may introduce legislation requiring employers to give preferential hiring treatment to underrepresented groups. The quality of our work force is critical to our business. If any such central government or state government legislation becomes effective, our ability to hire the most highly qualified technology professionals may be hindered.

In addition, the demands of changes in technology, evolving standards and changing client preferences may require us to redeploy and retrain our technology professionals. If we are unable to redeploy and retrain our technology professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences, this may adversely affect our ability to bid for and obtain new projects and may have a material adverse effect on our business, results of operations and financial condition.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between March 31, 2006 and March 31, 2010 our total employees grew from approximately 52,700 to approximately 113,800. We added approximately 5,700, 6,800 and 12,400 new employees, net of attrition, in the three months ended December 31, 2010, fiscal 2010 and fiscal 2009, excluding Infosys BPO and our other subsidiaries. As of December 31, 2010, we had approximately 127,800 employees. In addition, in the last five years we have undertaken and continue to undertake major expansions of our existing facilities, as well as the construction of new facilities. We expect our growth to place significant demands on our management team and other resources. Our growth will require us to continuously develop and improve our operational, financial and other internal controls, both in India and elsewhere. In addition, continued growth increases the challenges involved in:
  recruiting, training and retaining sufficient skilled technical, marketing and management personnel;
  adhering to and further improving our high quality and process execution standards;
  preserving our culture, values and entrepreneurial environment;
  successfully expanding the range of services offered to our clients;
  developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and
  maintaining high levels of client satisfaction.
Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Australia, Latin America and other parts of Asia. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In addition, we have embarked on an expansion of our business in China, and have expended significant resources in this expansion. During fiscal 2008, we established a wholly owned subsidiary and opened a development center in Mexico. Also, during fiscal 2008, as part of an outsourcing agreement with a client, Philips Electronics Nederland B.V. (“Philips”), our majority owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, we formed Infosys Public Services, Inc. to focus on governmental outsourcing and consulting in the United States. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected and we may face significant competition in these regions. Our inability to manage our expansion and related growth in these markets or regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services that we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients' operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel.

Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The technology services market is highly competitive. Our competitors include large consulting firms, captive divisions of large multinational technology firms, infrastructure management services firms, Indian technology services firms, software companies and in-house IT departments of large corporations.

The technology services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. These competitors may be able to offer their services using the offshore and onsite model more efficiently than we can. Many of these competitors are also substantially larger than us and have significant experience with international operations. We may face competition in countries where we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from technology services firms with current operations in other countries, such as China and the Philippines. Many of our competitors have significantly greater financial, technical and marketing resources, generate greater revenues, have more extensive existing client relationships and technology partners and have greater brand recognition than we do. We may be unable to compete successfully against these competitors, or may lose clients to these competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, our largest client accounted for 4.7%, 4.6% and 6.9% of our total revenues, respectively, and our five largest clients together accounted for 15.4%, 16.4% and 18.0% of our total revenues, respectively. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external technology services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues. There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Reduced technology spending in response to a challenging economic or competitive environment may also result in our loss of a client. If we lose one of our major clients or one of our major clients significantly reduces its volume of business with us or there is an increase in the accounts receivables from any of our major clients, our revenues and profitability could be reduced.

Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.

Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention, especially in the United States, which is our largest market, and particularly given the prevailing economic environment, it is possible that there could be a change in the existing laws or the enactment of new legislation restricting offshore outsourcing or imposing restrictions on the deployment of, and regulating the wages of, work visa holders at client locations, which may adversely impact our ability to do business in the jurisdictions in which we operate, especially with governmental entities. For instance, the Governor of the State of Ohio recently issued an executive order that prohibits governmental entities of the State of Ohio from expending public funds for services that are provided offshore. It is also possible that private sector companies working with these governmental entities may be restricted from outsourcing projects related to government contracts or may face disincentives if they outsource certain operations.

The recent credit crisis in the United States and elsewhere has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or another governmental entity acquires an equity position in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may have a material adverse effect on our business, results of operations or financial condition. Moreover, equity investments by governmental entities in, or governmental financial aid to, our clients may involve restrictions on the ability of such clients to outsource offshore or otherwise restrict offshore IT vendors from utilizing the services of work visa holders at client locations. Any restriction on our ability to deploy our trained offshore resources at client locations may in turn require us to replace our existing offshore resources with local resources, or hire additional local resources, which local resources may only be available at higher wages. Any resulting increase in our compensation, hiring and training expenses could adversely impact our revenues and operating profitability.

In addition, the European Union (EU) member states have adopted the Acquired Rights Directive, while some European countries outside of the EU have enacted similar legislation. The Acquired Rights Directive and certain local laws in European countries that implement the Acquired Rights Directive, such as the Transfer of Undertakings (Protection of Employees) Regulations, or TUPE, in the United Kingdom, allow employees who are dismissed as a result of "service provision changes", which may include outsourcing to non-EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could deter EU companies from outsourcing work to us and could also result in our being held liable for redundancy payments to such workers. Any such event could adversely affect our revenues and operating profitability.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our Board and the management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer, other executive members of the Board and members of our executive council which consists of certain executive and other officers. Our future performance will be affected by any disruptions in the continued service of our directors, executives and other officers. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. Furthermore, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel. The loss of any member of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.

As an element of our business strategy, in response to client requirements and pressures on IT budgets, we are offering an increasing portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, revenues from fixed-price, fixed-timeframe projects accounted for 40.1%, 38.5% and 35.4% of our total services revenues, respectively, including revenues from our business process management services. In addition, pressure on the IT budgets of our clients has led us to deviate from our standard pricing policies and to offer varied pricing models to our clients in certain situations in order to remain competitive. For example, we have recently begun entering into transaction-based pricing contracts with certain clients in order to give our clients the flexibility to pay as they use our services.

The risk of entering into fixed-price, fixed-timeframe arrangements and transaction-based pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects on the timeframe and with the amount of labor we expected. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects and transaction-based pricing projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer. We expect that we will continue to enter into fixed-price, fixed-timeframe and transaction-based pricing engagements in the future, and such engagements may increase in relation to the revenues generated from engagements on a time-and-materials basis, which would increase the risks to our business.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days notice and without any termination-related penalties. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside of our control which might lead to termination of a project or the loss of a client, including:
  financial difficulties for a client;
  a change in strategic priorities, resulting in a reduced level of technology spending;
  a demand for price reductions;
  a change in outsourcing strategy by moving more work to the client's in-house technology departments or to our competitors;
  the replacement by our clients of existing software with packaged software supported by licensors;
  mergers and acquisitions; and
  consolidation of technology spending by a client, whether arising out of mergers and acquisitions, or otherwise.
Our inability to control the termination of client contracts could have a negative impact on our financial condition and results of operations.

Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.

Our clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific projects, rather than on a recurring basis under long-term contracts. Although a substantial majority of our revenues are generated from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year, our engagements with our clients are typically for projects that are singular in nature. Therefore, we must seek out new engagements when our current engagements are successfully completed or are terminated, and we are constantly seeking to expand our business with existing clients and secure new clients for our services. In addition, in order to continue expanding our business, we may need to significantly expand our sales and marketing group, which would increase our expenses and may not necessarily result in a substantial increase in business. If we are unable to generate a substantial number of new engagements for projects on a continual basis, our business and results of operations would likely be adversely affected.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined performance goals or service levels. Our failure to meet these goals or a client's expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.

As the size and duration of our client engagements increase, clients may increasingly require benchmarking provisions. Benchmarking provisions allow a customer in certain circumstances to request a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce the pricing for future services performed under the balance of the contract, which could have an adverse impact on our revenues and profitability. Benchmarking provisions in our client engagements may have a greater impact on our results of operations during an economic slowdown, because pricing pressure and the resulting decline in rates may lead to a reduction in fees that we charge to clients that have benchmarking provisions in their engagements with us.

Our increasing work with governmental agencies may expose us to additional risks.

Currently, the vast majority of our clients are privately or publicly owned. However, we are increasingly bidding for work with governments and governmental agencies, both within and outside the United States. Projects involving governments or governmental agencies carry various risks inherent in the government contracting process, including the following:
  Such projects may be subject to a higher risk of reduction in scope or termination than other contracts due to political and economic factors such as changes in government, pending elections or the reduction in, or absence of, adequate funding;
  Terms and conditions of government contracts tend to be more onerous than other contracts and may include, among other things, extensive rights of audit, more punitive service level penalties and other restrictive covenants. Also, the terms of such contracts are often subject to change due to political and economic factors;
  Government contracts are often subject to more extensive scrutiny and publicity than other contracts. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation;
  Participation in government contracts could subject us to stricter regulatory requirements, which may increase our cost of compliance; and
  Such projects may involve multiple parties in the delivery of services and require greater project management efforts on our part, and any failure in this regard may adversely impact our performance.
In addition, we operate in jurisdictions in which local business practices may be inconsistent with international regulatory requirements, including anti-corruption regulations prescribed under the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits giving or offering to give anything of value with the intent to influence the awarding of government contracts. Although we believe that we have adequate policies and enforcement mechanisms to ensure legal and regulatory compliance with the FCPA and other similar regulations, it is possible that some of our employees, subcontractors, agents or partners may violate any such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with legal and regulatory requirements, our business and reputation may be harmed.

Any of the above factors could have a material and adverse effect on our business or our results of operations.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.

The technology services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may fail to anticipate or respond to these advances in a timely basis, or, if we do respond, the services or technologies that we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

We have recently introduced, and propose to introduce, several new solutions involving complex delivery models combined with innovative, and often transaction based, pricing models. For instance, we recently introduced an integrated service solution, Software as a Service, or SaaS, that combines the supply of hardware, network infrastructure, application software and associated professional services, maintenance and support. Our new solutions, including the SaaS solution, are often based on a transaction-based pricing model even though these solutions require us to incur significant upfront costs. The complexity of these solutions, our inexperience in developing or implementing them and significant competition in the markets for these solutions may affect our ability to market these solutions successfully. Further, customers may not adopt these solutions widely and we may be unable to recover any investments made in these solutions. Even if these solutions are successful in the market, the dependence of these solutions on third party hardware and software and on our ability to meet stringent service levels in providing maintenance or support services may result in our being unable to deploy these solutions successfully or profitably. Further, where we offer a transaction-based pricing model in connection with an engagement, we may also be unable to recover any upfront costs incurred in solutions deployed by us in full.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Global Select Market rules, Securities and Exchange Board of India or SEBI rules and Indian stock market listing regulations are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor's independent assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2010, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2010, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs.

Further, during 2009 and continuing into 2010, there has been an increased focus on corporate governance by the U.S. Congress and by the SEC in response to the recent credit and financial crisis in the United States. As a result of this increased focus, additional corporate governance standards have been promulgated with respect to companies whose securities are listed in the United States, including by way of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and more governance standards are expected to be imposed on companies whose securities are listed in the United States in the near future.

It is also possible that laws in India may be made more stringent with respect to standards of accounting, auditing, public disclosure and corporate governance. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In addition, it may become more expensive or more difficult for us to obtain director and officer liability insurance. Further, our Board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties and our SEC reporting obligations. As a result, we may face difficulties attracting and retaining qualified Board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our distributed project management methodology, which we refer to as our Global Delivery Model, is to continue to leverage and expand our global development centers. We currently have 59 global development centers located in various countries around the world. Our global development centers are linked with a telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and our clients' sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.

We are often required to collect and store sensitive or confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients' customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we generally attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, this coverage may not continue to be available on reasonable terms and may be unavailable in sufficient amounts to cover one or more large claims. Also an insurer might disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Recently, many of our clients have been seeking more favorable terms from us in our contracts, particularly in connection with clauses related to the limitation of our liability for damages resulting from unsatisfactory performance of services. The inclusion of such terms in our client contracts, particularly where they relate to our attempt to limit our contractual liability for damages, may increase our exposure to liability in the case of our failure to perform services in a manner required under the relevant contracts. Further, any damages resulting from such failure, particularly where we are unable to recover such damages in full from our insurers, may adversely impact our business, revenues and operating margins.

We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

As of December 31, 2010, we had contractual commitments of approximately $116 million for capital expenditures, particularly related to the expansion or construction of facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions will increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the nine months ended December 31, 2010, fiscal 2010 and fiscal 2009, we earned 4.8%, 4.2% and 3.9% of our total revenue from the licensing of software products, respectively. The development of our software products requires significant investments. The markets for our primary suite of software products which we call FinacleTM are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new software products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations in our operating results.

Our insiders who are significant shareholders may control the election of our Board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, 12.96% of our issued equity shares as of January 26, 2011. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. For example, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that were engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. Further, during fiscal 2010, Infosys BPO completed the acquisition of McCamish Systems LLC.

It is possible that we may not identify suitable acquisitions, candidates for strategic investment or strategic partnerships, or if we do identify suitable targets, we may not complete those transactions on terms commercially acceptable to us, or at all. Our inability to identify suitable acquisition targets or investments or our inability to complete such transactions may affect our competitiveness and growth prospects.

Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:
  issue equity securities which would dilute current shareholders' percentage ownership;
  incur substantial debt;
  incur significant acquisition-related expenses;
  assume contingent liabilities; or
  expend significant cash.
These financing activities or expenditures could harm our business, operating results and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, if at all, to complete acquisitions.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

Further, if we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

We have made and may in the future make strategic investments in early-stage technology start-up companies in order to gain experience in or exploit niche technologies. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.

Currently, we benefit from the tax incentives the Government of India provides to the export of software from specially designated software technology parks, or STPs, in India and for facilities set up under the Special Economic Zones Act, 2005.

The STP tax holiday is available for ten consecutive years beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for STP units until March 31, 2011. With the exception of one STP unit for which the tax holiday will expire by the end of fiscal 2011, all of our STP units have already completed the tax holiday period.

In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones, or SEZs, engaged in manufacture of articles or in provision of services. Under this scheme, units in designated SEZs which begin providing services on or after April 1, 2005, will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives, excluding the effect of overseas taxes, resulted in a decrease of $137 million and $223 million in our income tax expense for the nine months ended December 31, 2010 and fiscal 2010 respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available.

In August 2010, the Direct Taxes Code Bill, 2010 was introduced in the Indian Parliament. The Direct Taxes Code Bill, if enacted, is intended to replace the Indian Income Tax Act effective April 1, 2012. The Direct Taxes Code Bill proposes that while profit-linked tax benefits for existing units in SEZs will continue for the unexpired portions of the applicable tax holiday period, such tax benefits will not be available to new units in SEZs that become operational after March 31, 2014.

Further, the Finance Act, 2007, included income eligible for deductions under Section 10A of the Indian Income Tax Act in the computation of book profits for the levy of a Minimum Alternative Tax, or MAT. The rate of MAT for domestic companies is currently 19.93% (including a surcharge and education cess) on our book profits determined after including income eligible for deductions under Section 10A of the Indian Income Tax Act. The Income Tax Act provides that the MAT paid by us can be adjusted against our tax liability over the next ten years. Although MAT paid by us can be set off against our future tax liability, due to the introduction of MAT, our net income and cash flows for intervening periods could be adversely affected.

The Direct Taxes Code Bill proposes to increase the rate of MAT to 20% (including surcharges) on the book profits of domestic companies, and the amounts paid towards MAT are expected to be adjusted against tax liability over a fifteen year period. The Direct Taxes Code Bill also proposes to discontinue the exemption from MAT that is currently provided to units in SEZs.

The expiration, modification or termination of any of our tax benefits or holidays, including on account of non-extension of the tax holidays relating to STPs in India or non-availability of the SEZ tax holiday scheme pursuant to the enactment of the Direct Taxes Code Bill, would likely increase our effective tax rates significantly. Any increase in our effective tax liability in India could have a material and adverse effect on our net income.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

In the recent years, the Government of India has introduced a tax on various services provided within India including on the maintenance and repair of software. The Government of India has in the Finance Act, 2008, included services provided in relation to information technology software under the ambit of service tax, if it is in the course or furtherance of the business. Under this tax, service providers are required to pay a tax of 10% (excluding applicable education cess) on the value of services provided to customers. The Government of India may expand the services covered under the ambit of this tax to include various services provided by us. This tax, if expanded, could increase our expenses, and could adversely affect our operating margins and revenues. Although currently there are no material pending or threatened claims against us for service taxes, such claims may be asserted against us in the future. Defending these claims would be expensive, time consuming and may divert our management's attention and resources from operating our company.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local and municipal tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. Although, currently, a vast majority of our workforce consists of Indian nationals, we expect to increase hiring in other jurisdictions, including the United States and Europe. Any such recruitment of foreign nationals is likely to be at wages higher than those prevailing in India and may increase our operating costs and adversely impact our profitability.

Further, in certain jurisdictions in which we operate, legislation has been adopted that requires our non-resident alien employees working in such jurisdictions to earn the same wages as similarly situated residents or citizens of such jurisdiction. In jurisdictions where this is required, the compensation expenses for our non-resident alien employees would adversely impact our results of operations.

Additionally, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We have historically experienced significant competition for employees from large multinational companies that have established and continue to establish offshore operations in India, as well as from companies within India. This competition has led to wage pressures in attracting and retaining employees, and these wage pressures have led to a situation where wages in India are increasing at a faster rate than in the United States, which could result in increased costs for companies seeking to employ technology professionals in India, particularly project managers and other mid-level professionals. We may need to increase our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we established a long term retention bonus policy for our senior executives and employees. Under this policy, certain senior executives and employees will be entitled to a yearly cash bonus upon their continued employment with us based upon seniority, their role in the company and their performance. Typically, we undertake an annual compensation review, and, pursuant to such review, the average salaries of our employees have increased significantly. Any compensation increases in the future may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 25, 2008 in Bangalore, the attacks of November 26 to 29, 2008 in Mumbai and other acts of violence or war, such as the continuing conflicts in Iraq and Afghanistan, have the potential to have a direct impact on our clients or on us. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may destabilize the economic and political situation in India, may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively reduce our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could make travel more difficult, may disrupt our ability to provide services to our clients and could delay, postpone or cancel our clients' decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.

Some of the regions that we operate in are prone to earthquakes, flooding and other natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition if there is a major earthquake, flood or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption, which may materially impair their ability to continue their purchase of products or services from us. A major earthquake, flood or other natural disaster in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. Further, in recent months, Pakistan has been experiencing significant instability and this has heightened the risks of conflict in South Asia. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. Most of our projects require a portion of the work to be completed at the client's location. The ability of our technology professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits.

As of December 31, 2010, the majority of our technology professionals in the United States held either H-1B visas (approximately 9,300 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to remain in the United States for up to six years during the term of the work permit and work as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 2,300 persons, not including Infosys BPO employees or employees of our wholly owned subsidiaries), which allow the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Citizenship and Immigration Services, or CIS, may approve in any government fiscal year which is 65,000 annually. In November 2004, the United States Congress passed a measure that increased the number of available H-1B visas to 85,000 per year. The 20,000 additional visas are only available to skilled workers who possess a Master's or higher degree from institutions of higher education in the United States. Further, in response to the terrorist attacks in the United States, the CIS has increased its level of scrutiny in granting new visas. This may, in the future, also lead to limits on the number of L-1 visas granted. In addition, the granting of L-1 visas precludes companies from obtaining such visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if such offsite placement is essentially an arrangement to provide labor for hire rather than in connection with the employee's specialized knowledge. Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. For instance, the U.S. government is considering the enactment of an Immigration Reform Bill, and the United Kingdom government has recently introduced an interim limit on the number of visas that may be granted. Further, effective August 14, 2010, the CIS has announced a fee increase of $2,000 for certain H-1B visa petitions and $2,250 for certain L-1 visa petitions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals. Our reliance on work visas for a significant number of technology professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with technology professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our technology professionals or may encounter delays or additional costs in obtaining or maintaining the conditions of such visas. Additionally, we may have to apply in advance for visas and this could result in additional expenses during certain quarters of the fiscal year.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Central and State governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

The Indian Government has also announced its intent to make further changes in the policies applicable to Special Economic Zones, or SEZs. Some of our software development centers located at Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Trivandrum currently operate in SEZs and many of our proposed development centers are likely to operate in SEZs. If the Government of India changes its policies affecting SEZs in a manner that adversely impact the incentives for establishing and operating facilities in SEZs, our business, results of operations and financial condition may be adversely affected.

Political instability could also delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Our international expansion plans subject us to risks inherent in doing business internationally.

Currently, we have global development centers in 15 countries around the world, with our largest development centers located in India. We have recently established or intend to establish new development facilities. During fiscal 2004, we established Infosys China and also acquired Infosys Australia to expand our operations in those countries. In fiscal 2005, we formed Infosys Consulting to focus on consulting services in the United States. In fiscal 2008, we established a wholly-owned subsidiary, Infosys Technologies S. De RL De CV ("Infosys Mexico"), in Monterrey, Mexico, to provide business consulting and information technology services for clients in North America, Latin America and Europe. Also, during fiscal 2008, as part of an outsourcing agreement with Philips, our majority-owned subsidiary, Infosys BPO, acquired from Koninklijke Philips Electronics N.V. certain shared services centers in India, Poland and Thailand that are engaged in the provision of finance, accounting and procurement support services to Philips' operations worldwide. In fiscal 2010, we established a wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA in Brazil to provide information technology services in Latin America.

We also have a very large workforce spread across our various offices worldwide. As of December 31, 2010, we employed approximately 127,800 employees worldwide, and approximately 26,600 of those employees were located outside of India. Because of our global presence, we are subject to additional risks related to our international expansion strategy, including risks related to compliance with a wide variety of treaties, national and local laws, including multiple and possibly overlapping tax regimes, privacy laws and laws dealing with data protection, export control laws, restrictions on the import and export of certain technologies and national and local labor laws dealing with immigration, employee health and safety, and wages and benefits, applicable to our employees located in our various international offices and facilities. We may from time to time be subject to litigation or administrative actions resulting from claims against us by current or former employees, individually or as part of a class action, including for claims of wrongful termination, discrimination (including on grounds of nationality, ethnicity, race, faith, gender, marital status, age or disability), misclassification, payment of redundancy payments under TUPE-type legislation, or other violations of labor laws, or other alleged conduct. Our being held liable for unpaid compensation, redundancy payments, statutory penalties, and other damages arising out of such actions and litigations could adversely affect our revenues and operating profitability. For example, in December 2007, we entered into a voluntary settlement with the California Division of Labor Standards Enforcement regarding the potential misclassification of certain of our current and former employees, whereby we agreed to pay overtime wages that may have been owed to such employees. The total settlement amount was approximately $26 million, including penalties and taxes.

In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As an international company, our offshore and onsite operations may also be impacted by disease, epidemics and local political instability. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

Any of these events could adversely affect our revenues and operating profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

The United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on the basis of civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to repatriate any amount recovered pursuant to the execution of such a judgment.

Holders of ADSs are subject to the Securities and Exchange Board of India’s Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or the Takeover Code, upon the acquisition of 5%, 10%, 14%, 54% or 74% (or more, in each case) of the outstanding shares or voting rights of a publicly-listed Indian company, the acquirer (meaning a person who directly or indirectly, acquires or agrees to acquire shares or voting rights in a target company, or acquires or agrees to acquire control over the target company, either by himself or together with any person acting in concert) is required to disclose the aggregate of his shareholding or voting rights in that target company to the company. The target company and the said acquirer are required to notify all the stock exchanges on which the shares of such company are listed. Further, the Takeover Code requires any person holding more than 15% and less than 55% of the shares or voting rights in a company to disclose to the company and to the stock exchanges on which the equity shares of the company are listed, the sale or acquisition of 2% or more of the shares or voting rights of the company and his revised shareholding to the company within two days of such acquisition or sale or receipt of intimation of allotment of such shares. A person who holds more than 15% of the shares or voting rights in any company is required to make an annual disclosure of his holdings to that company (which in turn is required to disclose the same and to each of the stock exchanges on which the company's shares are listed). Holders of our ADSs would be subject to these notification requirements based on the thresholds prescribed under the Takeover Code.

Within 4 days of the acquisition of or entering into an agreement (whether written or otherwise) to acquire 15% or more of such shares or voting rights, or a change in control of the company by an acquirer along with persons acting in concert, the acquirer is required to make a public announcement to the other shareholders offering to purchase from the other shareholders at least a further 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. If an acquirer holding more than 15% but less than 55% of shares acquires or agrees to acquire more than 5% shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of or agreement to acquire (other than the acquisition of up to 5% of the shares or voting rights of the company on the stock market subject to the post-acquisition holding being less than 75% of the shares or voting rights of the company) outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Since we are a listed company in India, the provisions of the Takeover Code apply to us and to any person acquiring our equity shares or voting rights in our company.

Previously, the Takeover Code contained a specific exemption from the above requirements in relation to instruments (such as ADSs) which were convertible into equity shares of a company. However, on November 6, 2009, SEBI amended the Takeover Code. Pursuant to this amendment, the requirement to make an open offer of at least 20% of the shares of a company to the existing shareholders of the company would be triggered where holders of such convertible instruments are entitled to exercise voting rights in respect of the shares underlying the instruments, upon the acquisition of such convertible instruments that entitle the holder to more than 15% of the shares or voting rights in the company. Under the terms of our Depositary Agreement, holders of our ADSs are entitled to voting rights. These provisions could therefore materially and adversely impact our ADS holders.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if such claims are not meritorious, could be expensive, time consuming and may divert our management's attention and resources from operating our company. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights against us or our customers. Our business partners may have similar claims asserted against them. A number of third parties, including companies with greater resources than Infosys, have asserted patent rights to technologies that we utilize in our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all. An unfavorable outcome in connection with any infringement claim against us as a result of litigation, other proceeding or settlement, could have a material and adverse impact on our business, results of operations and financial position.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval if the transaction consideration is paid in cash, the transaction value does not exceed 400% of the net worth of the acquiring company as on the date of the latest audited balance sheet, or unless the acquisition is funded with cash from the acquiring company's existing foreign currency accounts or with cash proceeds from the issue of ADRs/GDRs.

It is possible that any required approval from the Reserve Bank of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of an Indian company, subject to certain exceptions, requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for technology companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian technology companies or pricing restrictions on the issue of ADRs/GDRs may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of a technology services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Risks Related to the ADSs

Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, and may not continue to do so in the future.

Historically, our ADSs have traded on NASDAQ at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference of some investors to trade dollar-denominated securities. We have already completed three secondary ADS offerings and the completion of any additional secondary ADS offering will significantly increase the number of our outstanding ADSs. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. As a result, the historical premium enjoyed by ADSs as compared to equity shares may be reduced or eliminated upon the completion of any additional secondary offering of our ADSs or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares, including sales by our insiders in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders as we have done in the past, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

Media coverage and public scrutiny of our business practices, policies and actions has increased dramatically over the past several years, particularly through the use of Internet forums and blogs. Any negative media coverage in relation to our business, regardless of the factual basis for the assertions being made, may adversely impact our reputation. Responding to allegations made in the media may be time consuming and could divert the time and attention of our senior management from our business. Any unfavorable publicity may also adversely impact investor confidence and result in sales of our equity shares and ADSs, which may lead to a decline in the share price of our equity shares and our ADSs.

Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain Reserve Bank of India approval for each such transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.

Under the Companies Act, 1956, or the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933 as amended, or the Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will electronically mail to holders of our ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from a holder of our ADSs in time, relating to matters that have been forwarded to such holder, it will endeavor to vote the securities represented by such holder's ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of our ADSs will receive voting materials in time to enable such holders to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, holders of our ADSs may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. (Reserved)

Item 5. Other Information

None.

Item 6. Exhibits

The Exhibit Index attached hereto is incorporated by reference to this Item.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Technologies Limited /s/ S. Gopalakrishnan

Date: January 27, 2011	S. Gopalakrishnan Chief Executive Officer

 EXHIBIT INDEX

Exhibit Number	Description of Document
31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.1	Independent Auditors' Report on Review of Unaudited Consolidated Interim Financial Statements.